EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2026

Management's Discussion and Analysis Three and six months ended June 30, 2026

Contents

1.1	DATE			3

1.2	OVERVIEW			10
	1.2.1	PEBBLE PROJECT		13
		1.2.1.1	PROJECT BACKGROUND AND STATUS	13
		1.2.1.2	CWA PERMITTING PROCESS	14
		1.2.1.3	EPA PROPOSED AND FINAL DETERMINATIONS	16
		1.2.1.4	TECHNICAL PROGRAMS	19
		1.2.1.5	SOCIOECONOMIC	19
		1.2.1.6	PROJECT ROYALTY	21
	1.2.2	LEGAL MATTERS		21
	1.2.3	FINANCINGS		22
	1.2.4	MARKET TRENDS		23

1.3	SELECTED ANNUAL INFORMATION			24

1.4	SUMMARY AND DISCUSSION OF QUARTERLY RESULTS			24

1.5	RESULTS OF OPERATIONS			25
	1.5.1	RESULTS OF OPERATIONS – THREE AND SIX MONTHS ENDED JUNE 30, 2026 VERSUS 2025		25
	1.5.2	FINANCIAL POSITION AS AT JUNE 30, 2026 VERSUS DECEMBER 31, 2025		28
	1.5.3	PLAN OF OPERATIONS		28

1.6	LIQUIDITY			29

1.7	CAPITAL RESOURCES			30

1.8	OFF-BALANCE SHEET ARRANGEMENTS			30

1.9	TRANSACTIONS WITH RELATED PARTIES			30

1.10	FOURTH QUARTER			32

1.11	PROPOSED TRANSACTIONS			32

1.12	CRITICAL ACCOUNTING ESTIMATES			32

1.13	CHANGES IN MATERIAL ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION			32

1.14	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS			32

1.15	OTHER MD&A REQUIREMENTS			34
	1.15.1	DISCLOSURE OF OUTSTANDING SHARE DATA		34
	1.15.2	DISCLOSURE CONTROLS AND PROCEDURES		34
	1.15.3	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING ("ICFR")		35
	1.15.4	LIMITATIONS OF CONTROLS AND PROCEDURES		35
	1.15.5	RISK FACTORS		35
	1.15.6	QUALIFIED PERSONS		46
	1.15.7	U.S. SECURITIES MATTERS		46

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Management's Discussion and Analysis Three and six months ended June 30, 2026

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed consolidated interim financial statements (the "Financial Statements") of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the three and six months ended June 30, 2026, and the audited consolidated financial statements for the year ended December 31, 2025 and related MD&A as publicly filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Company reports in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") and interpretations of the IFRS Interpretations Committee. The following disclosures and associated Financial Statements are presented in accordance with IFRS Accounting Standards. This MD&A is prepared as of August 12, 2026.

All dollar amounts herein are expressed in millions of Canadian dollars, unless otherwise specified.

Glossary

Abbreviations commonly used in this MD&A:
2020 Project Plan	The project plan as defined under the updated Project Description, as described in the Final Environmental Impact Statement for the Pebble Project
2020 ROD	The Record of Decision issued by the USACE on November 20, 2020, denying the permit application of the Pebble Partnership under Section 404 of the CWA
2023 PEA

The NI 43-101 Technical Report entitled, Pebble Project, NI 43-101 Technical Report Update and Preliminary Economic Assessment, Alaska, United States of America, Effective Date: August 21, 2023 Amended & Restated Report Date: September 18, 2023 by Robin Kalanchey, P.Eng., Ausenco Engineering Canada Inc., Scott Weston, P. Geo., Ausenco Sustainability Inc., Graeme Roper, P. Geo., Tetra Tech Canada Inc., Greg Z. Mosher, P. Geo., Tetra Tech Canada Inc., Hassan Ghaffari, P.Eng., Tetra Tech Canada Inc., Sabry Abdel Hafez, PhD, P.Eng., Worley Canada Services Ltd., Les Galbraith, P.Eng., P.E., Knight Piésold Ltd., Stuart J. Parks, P.E., NANA Worley, James Wescott Bott, P.E., HDR Alaska Inc., Steven R. Rowland, P.E., RECON LLC

2024 ROD

The Record of Decision issued by the USACE on April 15, 2024, denying the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination, as described in detail below under 1.2.1.2 CWA Permitting Process

2025 Annual MD&A	Our Management Discussion and Analysis for the year ended December 31, 2025
2025 Executive Order	The Executive Order of President Trump dated January 20, 2025 entitled “Unleashing Alaska’s Extraordinary Resource Potential”

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Abbreviations commonly used in this MD&A:
Administrative Appeal Decision

The administrative appeal decision of the USACE dated April 24, 2023, issued in respect of the appeal by the Pebble Partnership of the Alaska District’s 2020 ROD of the Pebble Partnership’s permit application under Section 404 of the CWA

Alaska District	The Alaska District of the USACE
CMP	Compensatory Mitigation Plan for the Pebble Project submitted by the Pebble Partnership to the USACE under the CWA permitting process
Convertible Notes	The Convertible Notes issued in connection with the December 2023 Convertible Note financing, as described in Section 1.2.3
CWA	U.S. Clean Water Act
EIS	Environmental Impact Statement
EPA	U.S. Environmental Protection Agency
Final Determination	The Final Determination of the EPA issued on January 30, 2023, under the CWA
June 2020 Revised Project Application	The revised permit application submitted to the USACE under NEPA in June 2020
NEPA	The U.S. National Environmental Policy Act
NI 43-101	National Instrument 43-101, a national instrument in Canada for Standards of Disclosure for Mineral Projects
Original Proposed Determination	The original proposed determination issued by the Regional Administrator of the EPA Region 10 under Section 404(c) of the CWA in respect of the Pebble Project published in July 2014
Pebble Partnership or PLP	The Pebble Limited Partnership, an Alaskan registered limited partnership wholly owned by the Company
Pebble Deposit	The copper, gold, molybdenum, silver and rhenium mineral deposit located in southwest Alaska on the mining claims and leasehold interests of the Pebble Partnership
Pebble Project	The development of a mine producing copper, gold, molybdenum, silver and rhenium metals from the Pebble Deposit
Project Description

The production plan and corresponding project configuration for the development of the Pebble Project, as presented in the original December 2017 Permit Application, subsequently amended, and reflected in the final EIS.

Proposed Project	The development of the Pebble Project in accordance with the Project Description
PIR	Public Interest Review under the CWA permitting process
Q1 2025	The first quarter of 2025 ended March 31, 2025
Q2 2025	The second quarter of 2026 ended June 30, 2025
Q1 2026	The first quarter of 2026 ended March 31, 2026
Q2 2026	The second quarter of 2026 ended June 30, 2026
Remand Process

The remand process ordered by the USACE Pacific Ocean Division under its Administrative Appeal Decision on April 25, 2023, under which the Alaska District of the USACE was ordered to re-evaluate specific issues relating to the ROD

Revised Proposed Determination	The revised proposed determination issued by the Regional Administrator of the EPA under Section 404(c) of the CWA in respect of the Pebble Project published in May 2022

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Abbreviations commonly used in this MD&A:
ROD	A Record of Decision issued by the USACE in connection with the permitting process under Section 404 of the CWA
Royalty Agreement

The royalty agreement, dated July 26, 2022, between the Pebble Partnership, together with certain other wholly owned subsidiaries of the Pebble Partnership, and the royalty holder, as subsequently amended

Royalty Holder	The holder of a royalty granted under the Royalty Agreement
SEC	The U.S. Securities and Exchange Commission
U.S.	United States
USACE	U.S. Army Corps of Engineers

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Forward Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally, but not always, identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements contained or incorporated by reference into this MD&A include, without limitation, statements regarding:

•	our goal regarding the potential for securing the necessary permitting for the Pebble Project and our ability to establish that such a permitted mine can be economically developed;

•

the success of (i) the action that has commenced in the U.S. federal court challenging the EPA’s actions and the 2020 ROD and the 2024 ROD issued by USACE in connection with the EPA’s Final Determination to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project and our related litigation approach, (ii) any summary judgement proceedings taken in connection with this action; and (iii) our action in the U.S. federal court asserting that the Final Determination constitutes an unconstitutional "taking" of property;

•

if the challenge to the EPA’s Final Determination and the USACE’s 2020 ROD and 2024 ROD are successful, our ability to obtain the issuance of a positive final ROD under section 404 of the CWA and obtain other federal and state permits required for the Pebble Project, including under the CWA, the NEPA, and relevant legislation;

•	the process and outcome of our court proceedings against the EPA and USACE;

•	any actions that may be taken by the EPA further to the 2025 Executive Order;

•	the outcome of the U.S. government investigation involving the Company;

•	our plan of operations, including our plans to carry out and finance exploration and development activities and our budget for planned expenditures to be carried out during 2026;

•	our ability to raise capital for the exploration, permitting and development activities and meet our working capital requirements;

•	our expected financial performance in future periods;

•	our expectations regarding the exploration and development potential of the Pebble Project;

•	the outcome of the legal proceedings in which we are engaged;

•	the contribution of the Pebble Project to the U.S. federal, state and regional economies;

•	uncertainties related to the conflicts in Ukraine and the Middle East; and

•	factors relating to our investment decisions.

Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made considering their experience and their perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations reflected in such forward-looking information are reasonable.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Key assumptions upon which the Company’s forward-looking information are based include:

•

that we will ultimately be able to demonstrate that the Pebble Project can be economically developed and operated in an environmentally sound and socially responsible manner, meeting all relevant federal, state and local regulatory requirements so that we will be ultimately able to obtain permits and legislative approvals authorizing construction of the Pebble Project;

•

that we will be able to secure sufficient capital necessary for continued environmental assessment and permitting activities and engineering work which must be completed prior to any potential development of the Pebble Project which would then require engineering and financing to advance to ultimate construction;

•	that we will be successful in challenging the Final Determination and the USACE’s 2020 ROD and 2024 ROD through the legal actions that we have commenced or that these decisions will be reversed;

•	that, after such success, we will ultimately succeed in receiving a positive ROD from the USACE and the necessary permits for the Pebble Project;

•	that the market prices of copper, gold, molybdenum, silver and rhenium will not significantly decline or stay depressed for a lengthy period;

•	that our key personnel will continue their employment with us; and

•	that we will continue to be able to secure adequate financing on acceptable terms.

Such Forward Looking Statements related to the 2023 PEA also include (i) the project plan for the Pebble Project, as defined by the Proposed Project and various potential expansion scenarios and including the financial results of the 2023 PEA, including estimated annual production, capital costs, operating cost, net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing, projected metallurgical recoveries, plans for further development; (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the exploration potential of the Pebble Project, (v) the future demand for copper, gold and other metals; and (vi) the potential addition of partners in the Pebble Project. Additional assumptions we used to develop forward-looking statements related to the 2023 PEA include that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) Northern Dynasty’s estimates of mineral resources will not change, and Northern Dynasty will be successful in converting mineral resources to mineral reserves, (iv) Northern Dynasty will be able to establish the commercial feasibility of the Pebble Project and (v) third parties will be prepared to participate in the development of the Pebble Project through the undertaking of the development of infrastructure required for the mine (e.g., marine terminal, access roads, natural gas pipelines, mine site power plant). Although Northern Dynasty believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing, or develop the Pebble Project. The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no assurance that the 2023 PEA will be realized. Mineral Resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to reserves.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that may have been used. Forward-looking statements are also subject to risks and uncertainties facing our business, any of which could have a material impact on our outlook. Some of the risks we face and the uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements include:

•	we may be unsuccessful in the legal actions that we have commenced to challenge the Final Determination, including our motion for summary judgement;

•	we may be unsuccessful in seeking to challenge the USACE’s permitting decisions;

•

even if we succeed in our legal actions to reverse the Final Determination and the USACE’s permitting decisions, we may be unsuccessful in receiving a positive ROD from the USACE and the necessary permits required for the Pebble Project and, specifically, we may be unsuccessful in our efforts to present a revised CMP to the Alaska District that will address the concerns of the Alaska District as to the impacts of the Pebble Project;

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Management's Discussion and Analysis Three and six months ended June 30, 2026

•

there is no assurance that the 2025 Executive Order will result in any change to the EPA’s Final Determination or the EPA’s defence of the legal actions that we have commenced to reverse the Final Determination and the USACE’s permitting decisions;

•

there is no assurance that any discussions with government agencies to resolve the disputed issues related to the EPA’s Final Determination or the USACE’s permitting decisions will lead to any settlement of these disputes;

•	our actual expenditures for 2026 may be more than we have budgeted;

•

if we are successful in our “takings” case against the U.S. (currently paused while the actions to reverse the Final Determination and the USACE’s permitting decisions are proceeding), there is no assurance as to any amount that we would ultimately recover;

•	our inability to ultimately obtain other permitting for the Pebble Project;

•

our inability to establish that the Pebble Project may be economically developed and mined or contain commercially viable deposits of mineralization based on a project plan for which government authorities are prepared to grant permits;

•

despite resolving the shareholder class-action securities litigation claims that were filed against us in the U.S. and Canada, we may still need to litigate securities litigation claims that might be filed on an individual (non-class) basis with respect to any shareholders who “opted-out” of the U.S. class settlement;

•	the uncertainty of the outcome of current or future government investigations and inquiries, including but not limited to, matters before a federal grand jury in Alaska;

•	our ability to obtain funding for working capital and other corporate purposes associated with advancement of the Pebble Project;

•	an inability to continue to fund exploration and development activities and other operating costs;

•	our actual operating expenses may be higher than projected;

•	the highly cyclical and speculative nature of the mineral resource exploration business;

•	the technical uncertainties of the Pebble Project and the lack of established reserves on the Pebble Project;

•	an inability to recover even the financial statement carrying values of the Pebble Project if we cease to continue as a going concern;

•	the potential for loss of the services of key executive officers;

•	a history of, and expectation of further, financial losses from operations impacting our ability to continue as a going concern;

•	the volatility of copper, gold, molybdenum, silver and rhenium prices and share prices of mining companies;

•	uncertainty related to the conflicts in Ukraine and the Middle East;

•	the impact of inflation on project costs and budgets going forward;

•	stock market volatility and the impact on our ability to complete equity financings;

•	the inherent risk involved in the exploration, development and production of minerals, and the presence of unknown geological and other physical and environmental hazards at the Pebble Project;

•

the potential for changes in, or the introduction of new, government regulations relating to mining, including laws and regulations relating to the protection of the environment and project legal titles;

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Management's Discussion and Analysis Three and six months ended June 30, 2026

•	potential claims by third parties to titles or rights involving the Pebble Project;

•	the uncertainty of the outcome of current or future litigation including but not limited to, our challenge of the Final Determination;

•	the inability to insure our operations against all risks;

•	the highly competitive nature of the mining business;

•	the terms of the Convertible Notes may adversely impact our ability to complete future equity financings;

•	the potential equity dilution to current shareholders due to future equity financings or from the exercise of outstanding share purchase options to purchase the Company’s common shares; and

•	that we have never paid dividends and will not do so in the foreseeable future.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the finalization of the project plan for the Pebble Project, including the financial results of the 2023 PEA, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) the completion of all necessary engineering for mining, processing and infrastructure facilities, (v) our ability to secure a partner for the development of the Pebble Project, and (vi) our receipt of significant additional financing as required to fund these objectives as well as funding mine construction.

While the effort was made to list the primary risk factors, this list should not be considered exhaustive of the factors that may affect any of our forward-looking statements or information. Also see 1.15.5 Risk Factors and the risk factors and related discussions in the Company’s annual information form for the year ended December 31, 2025 (the "2025 AIF").

Our forward-looking statements and risk factors are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should appreciate the inherent uncertainty of and not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

For more information on the Company, investors should review the Company’s 2025 AIF and other continuous disclosure filings that are available on SEDAR+ at www.sedarplus.ca, and the Company’s Annual Report on Form 40-F filed with the SEC available at www.sec.gov.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

1.2 Overview

Northern Dynasty is a mineral exploration company focused on advancing the Pebble Project in southwest Alaska, U.S. The Company’s business in Alaska is operated through the Pebble Partnership which, through wholly-owned subsidiaries, holds a 100% interest in mining claims that host the Pebble Copper-Gold-Molybdenum-Silver-Rhenium deposit, the basis of the Pebble Project.

The Pebble Project is an initiative to develop one of the world’s most important mineral resources, containing significant quantities of copper, gold, molybdenum, silver and rhenium. The 2023 PEA presents positive projected financial results, excellent optionality and important economic benefits for Alaska from the potential mine development at Pebble. Further details are provided in 1.2.1.1 Project Background and Status.

The primary commodity in the Pebble deposit is copper, which is used extensively in power transmission and electrification technologies. Molybdenum is used to enhance strength, toughness, wear, and corrosion resistance of materials, including those used to construct wind turbines and solar panels, and recent research is also showing molybdenum’s potential to improve the durability of lithium-powered batteries1. In addition to their growing importance in the energy electrification transition, copper, molybdenum and also silver are widely used for industrial and other purposes. Rhenium is used in key applications such as jet engines and related military applications and as a catalyst in industrial applications such as the production of high-octane, lead-free gasoline.

Events around the world continue to demonstrate the fragility and insecurity of the global supply chain, and the need for the U.S. and other countries to secure access to important commodities that are part of the energy transition and support ongoing economic development. The Company believes the Pebble Project, if developed, could help the U.S. to meet its electrification targets and advance its stated goal of mineral security.

Permitting – Background and Status

The Pebble Partnership submitted a CWA Section 404 Permit Application for the Pebble Project to the USACE in December 2017, and the federal permitting process was initiated in January 2018. The final EIS was issued in July 2020, following intensive review. The final EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry, including prices, and there would be positive socioeconomic impacts on local communities. Nevertheless, in November 2020, the USACE issued the 2020 ROD, denying the permit. The Pebble Partnership submitted an extensive Record for Appeal of the 2020 ROD, which was accepted in February 2021. The USACE completed the administrative record for the appeal and provided a copy to the Pebble Partnership in June 2021. The USACE appointed a new Review Officer ("RO") in August 2021, and an appeal conference was held in July 2022.

The USACE Pacific Ocean Division issued an Administrative Appeal Decision on April 25, 2023, which did not sustain the permit denial decision on the Pebble Project that was originally made by the Alaska District but remanded the matter back to the Alaska District to re-evaluate specific issues2. In light of the remand decision and the EPA’s Final Determination issued in January 2023, the Alaska District was instructed to review the appeal decision and had 45 days to notify the parties how it planned to proceed. After months of successive delays, in April 2024 the USACE issued the 2024 ROD, declining to engage in the Remand Process related to the 2020 ROD, citing the EPA intervening veto of the development at Pebble.

______________________

1 https://phys.org/news/2018-03-batteries.html

2 Document is available at: https://www.pod.usace.army.mil/Missions/Regulatory/Appeals/

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The EPA’s Final Determination under Section 404(c) of the CWA was issued in January 2023. The events leading up to this decision and the limitations associated with it are further described in 1.2.1.3 EPA Proposed and Final Determinations. Although the Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs EPA’s authority under Section 404(c) to veto permit decisions, the Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that persons aggrieved by agency action may seek judicial review of any "final agency action."

Northern Dynasty and the Pebble Partnership are seeking judicial review of the Final Determination. In March 2024, two separate actions were filed in the federal courts challenging the federal government’s actions to prevent the Company and the Pebble Partnership from building a mine at the Pebble Project. The main focus of the legal actions, filed in Federal District Court in Alaska, seeks to vacate the EPA’s Final Determination to veto a development at Pebble. The second action, filed in the United States Court of Federal Claims in Washington, DC, claims the actions by the EPA constitute an unconstitutional "taking" of Northern Dynasty’s and the Pebble Partnership’s property.

The State of Alaska also filed an action in Federal District Court in Alaska seeking to vacate the EPA veto of a development at Pebble in April 2024 and filed a "takings" action in the U.S. Court of Federal Claims in Washington, DC, in March 2024.

On September 17, 2024, the Company’s “takings” action was stayed pending the results of the separate action to vacate the EPA’s Final Determination and the State’s “takings” action has also been stayed, pending the results of the State’s action to vacate the Final Determination.

On April 15, 2024, the USACE issued its 2024 ROD denying the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination, as described in detail below under 1.2.1.2 CWA Permitting Process.

In June 2024, the Company and the Pebble Partnership filed a further motion for leave to file an amended complaint in Federal District Court in Alaska to reverse the USACE decision to deny the project a permit. This motion to modify the existing complaint against the EPA by adding the USACE as an additional defendant was granted in August 2024.

In June 2024, Iliamna Natives Ltd. ("INL") and Alaska Peninsula Corporation ("APC") filed suit against the EPA for exceeding its authority with the veto action against Pebble. Both INL and APC are Alaska Native Village corporations representing two of the communities located closest to the Pebble Project.

The State’s action against the EPA’s veto and the INL/APC action were then consolidated by the court with the Company’s action.

In February 2025, the Company announced that it had responded to a motion from the EPA and USACE to hold the litigation in abeyance for 90 days to allow for leadership of the two agencies under the new U.S. administration to decide how to proceed. The Pebble Partnership consented to subsequent 30-day and 20-day abeyances and in July, the EPA, the USACE and the Pebble Partnership agreed to a further 14-day abeyance with a status report to follow on July 17, 2025. The abeyance was designed to allow the EPA and the USACE to brief new agency leadership and determine if they wished to take a different position. In the intervening six months, the parties conferred but were unable to reach a negotiated resolution by July 17, 2025. Neither the Company nor the EPA and USACE requested a further abeyance regarding the Company’s challenges to the EPA’s veto.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

For context, the Company’s decisions during 2025 on the abeyance were informed by the 2025 Executive Order signed by President Trump on January 20, 2025, and entitled "Unleashing Alaska's Extraordinary Resource Potential".3

The Order states that “[i]t is the policy of the United States to . . . efficiently and effectively maximize the development and production of the natural resources located on both Federal and State lands within Alaska.” It then directs all government agencies to “rescind, revoke, revise, amend, defer, or grant exemptions from any and all regulations, orders, guidance documents, policies, and any other similar agency actions that are inconsistent with” that policy.

An Executive Order is not a binding law that a private party can enforce. How each agency responds to a given Executive Order can vary, as can the timing of the response. A given response may also be subject to further legal challenge by parties that may oppose it, depending on the degree to which it complies with applicable law; that action was taken in fulfillment of an Executive Order is not necessarily a defense to such a challenge. To date, the EPA does not appear to have taken any action in response to the 2025 Executive Order that would alter its position in the litigation we have undertaken to challenge the Final Determination 1.2.1.2 CWA Permitting Process and 1.2.1.3 EPA Proposed and Final Determinations for more details on these processes.

The Company filed a Summary Judgement Brief in Alaska Federal Court ("Court") on October 3, 2025. A shutdown of the U.S. government, which impacted the operations of federal agencies and of the courts themselves, resulted in a temporary stay by the Court, and the EPA was provided with an extended period to file a brief in opposition to our motion for summary judgment. In December 2025, the National Mining Association ("NMA"), the American Exploration & Mining Association ("AEMA"), the Alaska Mining Association ("AMA"), the Alaska Industrial Development and Export Authority ("AIDEA") and the U.S. Chamber of Commerce (the "Chamber") filed Amicus Briefs in the Alaska Federal Court in opposition to the EPA veto. The Department of Justice ("DOJ") filed the response brief on February 17, 2026, as detailed under 1.2.1.3 EPA Proposed and Final Determination. On April 14, 2026, the Company and the Pebble Partnership filed a brief in the Court replying to the DOJ’s February 17, 2026 brief. The State of Alaska, Iliamna Natives Ltd. ("INL") and Alaska Peninsula Corporation ("APC") also filed reply briefs.

On June 25, 2026, the Alaska Federal District Court held a hearing on the summary judgement. At the time of this filing, a decision has not yet been announced.

The case against the USACE remains stayed. The Company and Pebble Partnership plan to continue to work with the relevant government agencies to resolve the disputed issues. Meanwhile, the Company continues to assert its position that the veto imposed by the EPA is unlawful.

There is no assurance that the legal actions to challenge the Final Determination will be successful in overturning the Final Determination or securing financial damages in the Company’s favour. Further, there is no assurance that any discussion with government agencies to resolve the disputed issues will lead to any settlement of these disputes. In addition, there is no assurance that the action to reverse the USACE decision to deny the Pebble Project a permit will ultimately be successful.

Other Activities

During the current quarter, the Company’s technical and corporate teams have continued to be engaged in providing input, as necessary, to the Company’s challenge of the EPA’s Final Determination and the USACE’s 2024 ROD. The Company also continued to maintain an active corporate presence in Alaska to engage and consult with project stakeholders. The technical team in Alaska completed a planned maintenance work program at the core storage facility.

_________________________

3 https://www.whitehouse.gov/presidential-actions/2025/01/unleashing-alaskas-extraordinary-resource-potential/

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Ongoing corporate activities include corporate reporting, investor relations and discussions directed toward securing a partner with which to advance the overall development of the project.

Corporate

As of June 30, 2026, the Company had $53.0 million in cash and cash equivalents and a negative working capital (current assets less current liabilities) of $54.5 million. Working capital is impacted by the classification of the Convertible Notes liability and its related derivative as current liabilities, which together represent $101.6 million ($3.0 million and $98.6 million, respectively) of the Company’s $108.6 million in total current liabilities. The estimated fair value of the Convertible Notes derivative liability has been significant since December 31, 2024 as the conversion option is deep in-the-money because the market price of the Company’s shares significantly exceeds the conversion strike price (see further discussion in Sections 1.3, 1.4 and 1.5 below).

The Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements, including the funding the Company’s challenge of the EPA’s Final Determination and the USACE’s 2024 ROD, as well as other matters addressed in 1.5.3 Plan of Operations. Although the Company has the financial resources to meet its expected expenditures in the next twelve months, the Company will require additional funds to meet all its business objectives in the future. Additional financing may include, as necessary, any or a combination of debt and equity (subject to terms of the Convertible Notes), royalties and/or contributions from possible new Pebble Project participants; however, there can be no assurance that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary capital resources to meet obligations as they come due, the Company will at some point have to reduce or curtail its operations.

The Company held its annual general meeting on June 24, 2026, at which Robin Bienenstock and Julie Morman were elected to the Board of Directors for the first time. Ms. Bienenstock and Ms. Morman replaced Siri Genik and Josie Hickel who chose not to run for re-election.

1.2.1 Pebble Project

The Pebble Project is located in southwest Alaska, approximately 17 miles from the villages of Iliamna, Newhalen and Nondalton. The project is approximately 125 miles from Bristol Bay and 200 miles southwest of the city of Anchorage. Situated in an area of rolling hills approximately 1,000 feet above sea-level, the site conditions are generally favorable for the mine site and infrastructure development.

1.2.1.1 Project Background and Status

The Pebble deposit was originally discovered in 1989 and was acquired by Northern Dynasty in 2001. Subsequently Northern Dynasty and the Pebble Partnership, in which Northern Dynasty currently owns a 100% interest, have completed significant mineral exploration, environmental baseline data collection, and engineering studies to advance the Pebble Project.

Exploration led to an expansion of the Pebble Deposit, as well as the discovery of several other mineralized occurrences along an extensive northeast-trending mineralized system underlying the property. Over 1 million feet of drilling has been completed on the property, a large proportion of which has been focused on the Pebble deposit. The Pebble Deposit contains considerable amounts of copper, gold, molybdenum, silver, and rhenium in mineral resources.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Comprehensive deposit delineation, environmental, socioeconomic, and engineering studies of the Pebble deposit began in 2004 and continued through 2013.

In September 2023, the Company announced the results of the 2023 PEA. The report is an independent review of the project that provides updated cost and price estimates. It includes an infrastructure plan that uses the “southern route” for project access as defined in the original permitting application for the Pebble Project. The 2023 PEA also updates the status of the EPA’s Final Determination and USACE Record of Decision Appeal processes to the date of the report.

The 2023 PEA includes production, financial and cost estimates for a proposed 20-year, 180,000 tons per day open pit operation with conventional processing producing three concentrates for the Pebble Project - the Proposed Project as described in the Pebble Project permit application and its amendments. The study presents positive projected financial results, excellent optionality and important benefits for Alaska from the potential mine development at Pebble.

The 2023 PEA also examines potential expansions, which are presented to test the sensitivity of the project to such expansions and to demonstrate the optionality inherent in the polymetallic Pebble Deposit by presenting a possible pathway for future mine development. It also assesses the potential future addition of a secondary recovery gold plant. These sensitivity analyses indicate the project life could be extended for periods of up to a century to extract slightly more than 70% of the mineral resource, with commensurate increases in metal production and, potentially, improved financial results.

The Company’s 2025 AIF and Form 40-F filing provide additional information on the 2023 PEA study and its results. For full details, see the 2023 PEA Technical Report under the Company’s profile on www.sedarplus.ca or as a Form 6-K filing on www.sec.gov. The 2023 PEA is also available on the Company’s website.

1.2.1.2 CWA Permitting Process

The Pebble Partnership developed a project design for the Pebble Project in 2017. This design was incorporated in the CWA 404 permit application submitted to the USACE on December 22, 2017, initiating federal review for the Pebble Project under NEPA. Over the following 2½ years, the project was the subject of intensive review by the USACE and eight federal cooperating agencies (including the EPA and U.S. Fish & Wildlife Service), three state cooperating agencies (including Alaska Department of Natural Resources and Alaska Department of Environmental Conservation), the Lake & Peninsula Borough and federally recognized tribes. During this time, the 2017 design underwent several rounds of revision prior to the version upon which the final EIS was based.

On July 24, 2020, the final EIS was announced in the Federal Register. The final EIS was viewed by the Company as positive in that it found impacts to fish and wildlife would not be expected to affect harvest levels, there would be no measurable change to the commercial fishing industry, including prices, and there would be a number of positive socioeconomic impacts on local communities.

After consultation with the USACE over several years, a CMP was submitted to the USACE on November 4, 2020. Further details on the CMP can be found in the Company’s 2000-2022 year-end filings.

On November 25, 2020, the USACE issued the 2020 ROD. The 2020 ROD rejected the CMP as "noncompliant" and determined the Pebble Project would cause "significant degradation" and was contrary to the public interest. Based on this finding, the USACE rejected Pebble Partnership’s permit application under the CWA.

The Pebble Partnership submitted a request for appeal of the 2020 ROD (the "RFA") to the USACE Pacific Ocean Division on January 19, 2021. The RFA reflects the Pebble Partnership’s position that the 2020 ROD and permitting decision are contrary to law, unprecedented in Alaska, and fundamentally unsupported by the administrative record, including the final EIS. The specific reasons for appeal asserted by the Pebble Partnership in the RFA include (i) the finding of "significant degradation" by the USACE is contrary to law and unsupported by the record, (ii) the USACE’s rejection of the Pebble Partnership’s CMP is contrary to the USACE regulations and guidance, including the failure to provide the Pebble Partnership with an opportunity to correct the alleged deficiencies, and (iii) the determination by the USACE that the Pebble Project is not in the public interest is contrary to law and unsupported by the public record. In a letter dated February 24, 2021, the USACE confirmed the Pebble Partnership’s RFA is "complete and meets the criteria for appeal."

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The USACE Pacific Ocean Division issued its Administrative Appeal Decision on April 25, 2023. That decision did not sustain the permit denial decision on the Pebble Project that was originally made by the Alaska District and, instead, remanded the matter back to the Alaska District to re-evaluate specific issues. The Administrative Appeal Decision set forth the RO’s assessment of the merits of the Pebble Partnership’s reasons for appeal, as set forth in the RFA. The decision found that certain key reasons for appeal had merit, while other arguments did not have merit. As a result, the USACE ordered that the 2020 ROD be remanded to the Alaska District Engineer for reconsideration, additional evaluation, and documentation sufficient to support the decisions. Key elements of the decision included the following:

•

The RO generally concluded that the Pebble Partnership’s arguments, that the finding of "significant degradation" by the Alaska District is contrary to law and unsupported by the record, did not have merit. The RO did agree with the Pebble Partnership that the Alaska District’s use of a certain watershed scale for analysis was not supported by the record and remanded this portion of the decision to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision.

•

The RO concluded that the argument that the CMP was improperly rejected without providing the Pebble Partnership an opportunity to correct the alleged deficiencies did have merit. As a result, the RO remanded the decision to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision with the specific directions that:

•

the Alaska District should provide complete and detailed comments to the Pebble Partnership on the CMP and that the Pebble Partnership is to have sufficient time to address those comments prior to finalizing a revised CMP for review; and

•	if a CMP is determined to be acceptable and adequately offsets direct and indirect impacts, a new Public Interest Review ("PIR") and Section 404(b)(1) analysis may be required.

•

The RO concluded that certain elements of the Pebble Partnership’s arguments regarding the PIR decision analysis had merit and remanded those portions to the Alaska District Engineer for reconsideration, additional evaluation and documentation sufficient to support the decision.

•

The RO concluded that the Pebble Partnership’s arguments that the 2020 ROD failed to adequately consider the State of Alaska’s interest as the land ownership and its designation of the land for mineral development did not have merit.

As a result of the remand decision, and in light of the Final Determination (see 1.2.1.3 EPA Proposed and Final Determinations below), the Alaska District was instructed to review the appeal decision and to notify the parties how it plans to proceed within 45 days of the date of the Administrative Appeal Decision. Extensions to the deadline were requested by the Alaska District and approved six times, including on November 27, 2023, when the Division Commander approved the request for an extension until the U.S. Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA Section 404(c) authority. On January 8, 2024, the U.S. Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal Federal Court process. In April 2024, the USACE determined not to engage in the Remand Process. The USACE also issued the 2024 ROD, dated April 15, 2024, to deny the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination. The further denial was stated by the USACE to be without prejudice and not subject to administrative appeal on the basis that the EPA’s Final Determination is a controlling factor that cannot be changed by a USACE decision maker. The USACE’s further determination is not based on the merits of the many technical issues raised in the Company’s appeal and is viewed by the Company as prejudicial to the Company and the Pebble Partnership as the EPA’s Final Determination is based on, in part, rationales utilized by the USACE in its 2020 ROD which were not sustained by the Administrative Appeal Decision.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

On June 7, 2024, Northern Dynasty and the Pebble Partnership filed a motion to add the USACE as a defendant to the action filed against the EPA (further described below), and to amend the complaint to claim that the USACE’s permit decision was arbitrary and capricious. The amended complaint claims that the USACE’s initial permit denial, which informed the EPA’s Final Determination, was flawed in ways that the USACE itself subsequently acknowledged, including (i) that the project might damage the Bristol Bay fishery when USACE's scientific review set forth in the final EIS had found just the opposite, and (ii) that there was risk of a catastrophic failure of the tailings facility when the final EIS concluded the opposite, determining the probability was very remote. The Company and the Pebble Partnership claim that the USACE’s refusal to proceed with the Remand Process is contradictory and prejudicial to the Company and the Pebble Partnership as the EPA’s Final Determination is based on the USACE’s conclusions which are, in part, required to be reviewed under the Remand Process.

In August 2024, the U.S. Federal District Court in Alaska granted the motion to modify the existing complaint against the EPA by adding the USACE as an additional defendant.

1.2.1.3  EPA Proposed and Final Determinations

In February 2014, the EPA announced a pre-emptive regulatory action under Section 404(c) of the CWA to consider restriction or a prohibition of mining activities associated with the Pebble Deposit, referred to as the Original Proposed Determination. From 2014-2017, Northern Dynasty and the Pebble Partnership focused on a multi-dimensional strategy, including legal and other initiatives to ward off the Original Proposed Determination. These efforts were successful, resulting in the joint settlement agreement announced on May 12, 2017, enabling the Pebble Project to move forward with state and federal permitting. As part of the joint settlement agreement, the EPA agreed to initiate a process that led to the withdrawal of the Original Proposed Determination in July 2019.

On September 9, 2021, the EPA announced it planned to set aside the 2019 withdrawal of the Original Proposed Determination and re-initiate the Section 404(c) process for the waters of Bristol Bay. The Company believes the results of the final EIS support the 2019 withdrawal. As part of its review process, the EPA issued a letter dated January 27, 2022, to the Pebble Partnership advising as to the EPA’s belief that the discharge of dredged or fill associated with mining of the Pebble Project could result in unacceptable adverse effects on important fishery areas and of its intent to issue a Revised Proposed Determination. The EPA’s letter was also addressed to the USACE and the State of Alaska Department of Natural Resources. The EPA invited the Pebble Partnership, the USACE, and the State of Alaska Department of Natural Resources to submit information “to demonstrate that no unacceptable adverse effects to aquatic resources” would result from the Pebble Project. The Pebble Partnership responded to the EPA on March 28, 2022, contesting both the factual claim by the EPA as to the impact on aquatic resources and the legal basis on which the EPA had proposed to act.

The State of Alaska also responded to the EPA’s letter by letter dated March 28, 2022. The State of Alaska advised the EPA of its position that the issuance of a Section 404(c) veto would contravene the Alaska Statehood Act, the Cook Inlet Land Exchange Act and potentially the “takings clause” of the United States Constitution.

On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a Revised Proposed Determination. The Revised Proposed Determination would establish a "defined area for prohibition" coextensive with the current project plan footprint in which the EPA would prohibit the disposal of dredged or fill material for the Pebble Project. The Revised Proposed Determination would also establish a 309-square-mile "defined area for restriction."

On January 30, 2023, the EPA issued the Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit. This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs EPA’s authority under Section 404(c) to veto permit decisions. The APA, 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action." The EPA’s administrative determination can be challenged by filing a lawsuit in U.S. federal district court seeking reversal of that decision.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The Final Determination includes the determinations of the EPA that:

•

the discharges of dredged or fill material for the construction and routine operation of the mine identified in the 2020 Project Plan at the Pebble Deposit will have unacceptable adverse effects on anadromous fishery areas in the South Fork Koktuli River ("SFK") and North Fork Koktuli River ("NFK") watersheds;

•

discharges of dredged or fill material associated with developing the Pebble deposit anywhere in the mine site area within the SFK and NFK watersheds that would result in the same or greater levels of loss or streamflow changes as the 2020 Project Plan also will have unacceptable adverse effects on anadromous fishery areas in these watersheds, because such discharges would involve the same aquatic resources characterized as part of the evaluation of the 2020 Project Plan; and

•

discharges of dredged or fill material for the construction and routine operation of the Pebble deposit anywhere in the SFK, NFK, and Upper Talarik Creek ("UTC") watersheds will have unacceptable adverse effects on anadromous fishery areas if the effects of such discharges are similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan.

Based on these determinations, the Final Determination:

•

prohibits the specification of waters of the United States within the Defined Area of Prohibition, as defined in the Final Determination, as disposal sites for the discharge of dredged or fill material for the construction and routine operation of the 2020 Project Plan. This includes future proposals to construct and operate a mine to develop the Pebble Deposit that result in any of the same aquatic resource loss or streamflow changes as the 2020 Project Plan. Moreover, dredged or fill material need not originate within the boundary of the Pebble Deposit to be associated with the developing the Pebble deposit and, thus, subject to the prohibition. For purposes of the prohibition, the "2020 Project Plan" is (i) the project plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application and the final EIS; and (ii) future proposals to construct and operate a mine to develop the Pebble Deposit with discharges of dredged or fill material into waters of the United States within the Defined Area for Prohibition that would result in the same or greater levels of loss or streamflow changes as the project plan described in the Pebble Partnership’s June 8, 2020 CWA Section 404 permit application. The Defined Area for Prohibition covers approximately 24.7 square miles (63.9 km2) and includes the area covered by the mine footprint of the 2020 Project Plan; and

•

restricts the use of waters of the United States within the Defined Area for Restriction, as defined in the Final Determination, for specification as disposal sites for the discharge of dredged or fill material associated with future proposals to construct and operate a mine to develop the Pebble Deposit that would either individually or cumulatively result in adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan. The Defined Area for Restriction encompasses certain headwaters for the SFK, NFK and UTC watersheds and covers an area of approximately 309 square miles (800 km2).

On July 26, 2023, the State of Alaska filed a motion in the Supreme Court of the United States. The Motion for Leave to File a Bill of Complaint argued that the Final Determination breaches a contract (the Cook Inlet Land Exchange) involving Alaska and the United States and violates the federal statutory recognition and implementation of that land exchange. It also argued that the veto violates the Administrative Procedure Act because the veto is arbitrary and capricious. Finally, it argued that the veto - which withdraws 309 square miles in the Bristol Bay region from use for mining purposes - is an unconstitutional taking without just compensation. The Bill of Complaint sought injunctive relief requiring the EPA to withdraw its veto or, in the alternative, and sought monetary damages for breach of contract and the unconstitutional taking without just compensation. On January 8, 2024, the U.S. Supreme Court announced they would not hear the State’s complaint directly; consequently, it will have to go through the normal Federal Court process, meaning that the complaint would first have to be heard by a federal district court and then by a federal circuit court of appeal before being possibly considered by the Supreme Court.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

As described in section 1.2 Overview, Northern Dynasty and the Pebble Partnership filed two separate actions in the federal courts in March 2024, challenging the federal government’s actions to prevent it and the Pebble Partnership from building a mine at the Pebble Project.

One action, filed in Federal District Court in Alaska, seeks to vacate the EPA’s Final Determination to veto a development at Pebble. This is the main focus of the legal actions. The complaint in this action alleges, among many other points:

•	the veto was issued in violation of various federal statutes regarding Alaska’s statehood rights and a land exchange approved by Congress;

•	it was based on an overly broad legal interpretation of the EPA’s jurisdiction which has since been over-ruled by the Supreme Court;

•	its geographic scope exceeds that allowed by the statute;

•	it was based on information previously developed by the EPA in an illegal pre-emptive veto process that was designed to reach a predetermined result;

•	the EPA has not demonstrated that the development of the Pebble deposit will have unacceptable adverse effects under Section 404(c);

•	the EPA has not demonstrated any impacts to Bristol Bay fisheries that would justify the extreme measures in the Final Determination; and

•	the factual basis stated to support the veto is directly contradicted by the Final EIS published by the USACE, which is an important part of the administrative record.

A second action, the "takings" case, was also filed in March 2024. On September 17, 2024, this “takings” action was stayed pending the results of the separate action to vacate the EPA’s Final Determination.

On March 14, 2024, the State of Alaska filed a "takings" action in the United States Court of Federal Claims in Washington, DC. On April 11, 2024, the State of Alaska filed an action in Federal District Court in Alaska seeking to vacate the EPA veto of a development at Pebble. The former action has also been stayed, pending the outcome of the latter.

In June 2024, INL and APC filed suit against the EPA for exceeding its authority with the veto action against Pebble. Both INL and APC are Alaska Native Village corporations representing two of the communities closest to the Pebble Project.

As previously mentioned, Northern Dynasty and the Pebble Partnership filed a motion for leave to amend its complaint filed in the Federal District Court in Alaska to add the USACE to the proceedings against the EPA to reverse the Final Determination. The motion was granted in August 2024.

In February 2025, the Company announced that the Pebble Partnership had consented to a motion from the EPA and the USACE to hold the litigation in abeyance for 90 days to allow leadership of the two agencies under the new administration to decide how to proceed. The Pebble Partnership consented to a subsequent 30-day abeyance in May 2025 and a further 20-day abeyance in June 2025. The EPA, the USACE and the Pebble Partnership agreed to a further 14-day abeyance with a status report to follow on July 17, 2025.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The abeyance was designed to allow the EPA and the USACE to brief new agency leadership and determine if they wished to take a different position. In the intervening six months, the parties conferred but were unable to reach a negotiated settlement by July 17, 2025. Neither the Company nor the EPA and USACE requested a further abeyance regarding the Company’s challenges to the EPA’s veto. In the interest of ensuring timelines remain tight, the Pebble Partnership filed a motion asking the Court to set a briefing schedule for summary judgement motions in the proceedings against the EPA. The Company filed a Summary Judgement Brief in Alaska Federal Court on October 3, 2025. Further, in December 2025, the NMA, AEMA and AMA, AIDEA, and the Chamber filed Amicus Briefs in the Alaska Federal Court in opposition to the EPA veto. As mentioned in the 1.2 Overview, the court stayed the case temporarily in October 2025 in response to a government shutdown and provided an additional period for EPA to file a brief in opposition to our motion for summary judgment, which was filed on February 17, 2026. In its response brief, the DOJ argued that our motions for summary judgment should be denied and judgment entered in favour of the EPA on the basis of the position of the EPA that (i) the EPA appropriately determined that discharges to waters of the United States from developing the Pebble Project would cause unacceptable adverse effects on salmon fishery areas, (ii) the EPA properly exercised its statutory authority under Section 404(c) of the CWA in defining the prohibition and restricted areas, (iii) the EPA did not disregard PLP’s compensatory mitigation plan, (iv) the EPA appropriately conducted a “cost-benefit” analysis, (v) neither the Alaska Statehood Act or the Cook Inlet Land Exchange alters the application of Section 404(c) of the CWA444, (vi) the EPA’s Final Determination does not implicate the “major questions” doctrine, and (vii) Section 404(c) of the CWA is not an unconstitutional delegation of power. On April 14, 2026, the Company and the Pebble Partnership filed a Brief in Alaska Federal Court replying to the DOJ’s February 17, 2026 brief filed on behalf of the EPA. The Company is aware that the State of Alaska, INL and APC also filed reply briefs. The Company and the Pebble Partnership believe that the arguments presented clearly demonstrate the flaws in the DOJ brief and the compelling reasons why the veto is illegal and should be withdrawn immediately. Once all briefs were filed, the Court scheduled a date for oral argument (which includes answering all questions which may be asked by the court). The hearing was held on June 25, 2026, as planned. As of the date of this filing, a decision has not yet been announced. There is no assurance that the motion for Summary Judgement will be successful.

The case against the U.S. Army Corps of Engineers remains stayed. The Company and the Pebble Partnership plan to continue to work with the relevant government agencies to resolve the disputed issues. Meanwhile, the Company continues to assert its position that the veto imposed by the EPA is unlawful.

There is no assurance that any judicial review would be successful in overturning the Final Determination. Further, there is no assurance that any discussions with government agencies to resolve the disputed issues will lead to any settlement of these disputes. If not withdrawn or overturned, the Final Determination would prevent the Company from developing the Pebble Deposit as set out in the 2020 Project Plan, or potentially in any other mine plan, including any plan that the EPA would deem to result in "adverse effects similar or greater in nature and magnitude to the adverse effects of the 2020 Project Plan."

1.2.1.4 Technical Programs

A site maintenance program, underway for several years, takes place during the summer months. In 2026, the program involved re-boxing drill core at the core storage yard in Iliamna and has been completed.

1.2.1.5  Socioeconomic

Community Engagement

Pebble Project technical programs have been supported by active stakeholder engagement activities undertaken by the Pebble Partnership in Alaska. In light of the current focus on the legal actions to enable the Company to advance the permitting process for the Pebble Project, site activities are mainly directed toward monitoring and maintenance, and the level of engagement has been reduced.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The objective of stakeholder outreach programs undertaken by the Pebble Partnership are to:

•	advise residents of nearby communities and other regional interests about Pebble work programs and other activities being undertaken in the field;

•	provide information about the proposed development plan for the Pebble Project, including potential environmental, social and operational effects, proposed mitigation and environmental safeguards;

•	allow the Pebble Partnership to better understand and address stakeholder priorities and concerns with respect to development of the Pebble Project;

•	encourage stakeholder and public participation in the regulatory permitting process for Pebble; and

•	facilitate economic and other opportunities associated with advancement and development of the Pebble Project for local residents, communities and companies.

In addition to meeting with stakeholder groups and individuals, and providing project briefings in communities throughout Bristol Bay and the State of Alaska, the Pebble Partnership’s outreach and engagement program has included:

•	workforce and business development initiatives intended to enhance economic opportunities for regional residents and Alaska Native corporations;

•	initiatives to develop partnerships with Alaska Native corporations, commercial fishing interests and other in-region groups and individuals;

•	outreach to elected officials and political staff at the national, state and local levels; and

•

outreach to third-party organizations and special interest groups with an interest in the Pebble Project, including business organizations, community groups, outdoor recreation interests, Alaska Native entities, commercial and sport fishery interests, and conservation organizations, among others.

Through these various stakeholder initiatives, the Company seeks to advance a science-based project design that is responsive to stakeholder priorities and concerns, provides meaningful benefits and opportunities to local residents, businesses and Alaska Native corporations, and energizes the economy of Southwest Alaska. This program of engagement and consultation also includes discussions to secure stakeholder agreements to support the project’s development.

Right-of-Way Agreements and Other Community Initiatives

On June 16, 2020, the Company announced the Pebble Partnership had established the Pebble Performance Dividend LLC ("PPD LLC") to provide a local revenue sharing program with the objective of ensuring that full-time residents of communities in southwest Alaska benefit directly from the future operation of the proposed Pebble Project. The intention is for PPD LLC to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3 million each year the Pebble mine operates, beginning at the outset of project construction.

In 2018 and 2019, the Pebble Partnership finalized Right-of-Way ("ROW") agreements with Alaska Native village corporations and other landowners with land holdings along proposed transportation and infrastructure routes for the Pebble Project. The ROW agreements secure access to portions of several proposed transportation and infrastructure routes to the Pebble Project site for construction and operation of the proposed mine and represents a significant milestone in the developing relationship between Pebble and the Alaska Native people of the region. Transportation and other infrastructure for a mine at Pebble is expected to benefit Alaska Native village corporations, their shareholders and villages through toll payments and user fees, contracting opportunities, and improved access to lower cost power, equipment and supplies, as well as enhanced economic activity in the region.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

A Memorandum of Understanding ("MOU") between the Pebble Partnership and APC was announced on July 6, 2020. APC owns extensive land holdings proximal to the Pebble site and along portions of the proposed transportation corridors. The MOU envisages that APC will lead the development of a consortium of Alaska Native village corporations. It is contemplated that the consortium would provide road maintenance, truck transport, port operations and other logistical services to the Pebble Project should the development of the mine proceed. The MOU is consistent with the Company’s strategy of ensuring the development of the Pebble Project will benefit local Alaska communities and people. The MOU is not a binding final contract. Any final contracts with APC or other Alaska Native village corporations will require further negotiation of commercial terms and negotiation of definitive contracts. There is no assurance that these contracts will be concluded or that the Alaska Native village corporations will support the Pebble Project.

1.2.1.6 Project Royalty

In July 2022, Northern Dynasty announced that the Pebble Partnership, together with certain other wholly owned subsidiaries of the Pebble Partnership, had entered into the Royalty Agreement with the Royalty Holder to receive up to US$60 million, in return for the right to receive up to 10% of the payable gold production and up to 30% of the future silver production from the Pebble Project for the life of the mine. The Company retained the right to 100% of the copper production from the Pebble Project. Five tranches, which aggregate to the total US$60 million purchase price, were received to October 2025 and the maximum royalty rates are now in effect. Additional information on the royalty is provided in our 2025 Annual MD&A under "1.2.3 Financings – Royalty Agreement for Proceeds of up to $60 Million on Non-Core Metals. "

The Pebble Partnership also granted to the Royalty Holder the right of first refusal in respect of the sale of any gold or silver production from the Pebble Project pursuant to a streaming, royalty, or other similar transactions in exchange for the full payment. The Royalty holder has granted the Pebble Partnership a right of first refusal should it propose to sell any of its rights under the Royalty Agreement.

Subject to certain conditions, the Royalty Agreement does not restrict the Company’s ability to form partnerships to assist in the development of the Proposed Project, for example (but not restricted to) with other mining companies or Alaska Native Corporations.

1.2.2 Legal Matters

On September 23, 2020, the Company announced that Tom Collier, the former Chief Executive Officer of the Pebble Partnership, had submitted his resignation in light of comments made about elected and regulatory officials in Alaska and the Pebble Project in private conversations covertly videotaped by an environmental activist group. Conversations with Mr. Collier, as well as others with Ron Thiessen, Northern Dynasty’s President and Chief Executive Officer, were secretly videotaped or audiotaped by unknown individuals posing as representatives of a Hong Kong-based investment firm, which represented that it was linked to a Chinese State-Owned Enterprise (SOE). The Company understands that a Washington DC-based environmental group, the Environmental Investigation Agency, released portions of the recordings online after obscuring the voices and identities of the individuals posing as investors.

Following the release of the recordings, the USACE - Alaska District issued a statement that, following a review of the transcripts of the recordings, they had "identified inaccuracies and falsehoods relating to the permit process and the relationship between our regulatory leadership and the applicant’s executives."

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Grand Jury Subpoena

On February 5, 2021, the Company announced that the Pebble Partnership and Tom Collier, its former chief executive officer, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Company is not aware of any criminal charges having been filed against any entity or individual in this matter. The Company and the Pebble Partnership are cooperating with the grand jury investigation. There has not been any recent activity relating to this matter.

The Company also self-reported this matter to the SEC and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. On August 3, 2023, the SEC notified the Company that the SEC had terminated its investigation, which did not result in an enforcement action.

Indemnification Obligations

The Company is subject to certain indemnification obligations to both present and former officers and directors, including Mr. Collier, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

1.2.3 Financings

Convertible Notes

In December 2023, pursuant to an investment agreement, Kopernik Global Investors, LLC, on behalf of its clients (collectively, the "Investor"), purchased convertible notes having an aggregate principal amount of US$15 million (the "Convertible Notes"). The Convertible Notes have a term of 10 years from the date of issuance of December 18, 2023, bear interest at a rate of 2.0% per annum, which is payable in cash semi-annually in arrears on December 31 and June 30 of each year. The Company has made all required interest payments to June 30, 2026. The principal amount of the Convertible Notes will be convertible at any time at the option of the Investor at a per share conversion price of US$0.3557 (the "Conversion Price", subject to adjustment in certain circumstances (i.e., including a change of control). Under the terms of the Convertible Notes, if the Company proceeds with an equity financing in the future, the terms of the Convertible Notes require that the Company redeem the Convertible Notes at 150% of the principal amount of the Convertible Notes, in cash or convert the principal amount at the Conversion Price, at the election of the Investor, and pay any accrued but unpaid interest in cash. This provision regarding equity financings is subject to customary exclusions for non-financing issuances of the Company’s equity securities. In addition, the Convertible Notes include change of control provisions under which (i) the Investor may elect to convert the Convertible Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if the Investor does not elect to convert, the Company is required to offer to repurchase the Convertible Notes at 101% of the principal amount, plus accrued but unpaid interest. Further details on the terms of the Convertible Notes are included in the Company’s material change report filed on SEDAR+ on December 29, 2023.

In July 2025, the Investor exercised its conversion option on US$2.14 million of the principal amount of the Convertible Notes, resulting in the issuance of 6,005,060 common shares by the Company. With this conversion, the outstanding principal amount of the Convertible Notes decreased to US$12.86 million.

The Convertible Notes were issued pursuant to exemptions from prospectus requirements and other similar requirements under applicable securities laws. The Convertible Notes are subject to resale restrictions under applicable securities laws in Canada and the U.S. The net proceeds from the Convertible Notes have been used by the Company to fund the ongoing permitting process of the Pebble Project and for general corporate purposes including working capital.

Page | 22

Management's Discussion and Analysis Three and six months ended June 30, 2026

1.2.4 Market Trends

Average annual prices of copper, gold, molybdenum and silver for the past five years as well as the average prices so far in 2026 are shown in the table below:

Year	Average metal price [1,2]
	Copper US$/lb	Gold US$/oz	Molybdenum US$/lb	Silver US$/oz
2021	4.27	1,799	15.94	25.14
2022	3.99	1,800	18.73	21.74
2023	3.84	1,939	24.19	23.35
2024	4.16	2,386	21.30	28.27
2025	4.51	3,428	22.21	39.98
2026 (to August 10)	5.98	4,579	28.53	75.09

1.	Source for copper, gold and silver is Argus Media at www.metalprices.com.
LME Official Cash Price for copper.
COMEX spot month price for gold.
London PM fix for silver.
2.	Source for molybdenum prices is Platts.

Page | 23

Management's Discussion and Analysis Three and six months ended June 30, 2026

1.3 Selected Annual Information

Not required for the interim MD&A

1.4 Summary and Discussion of Quarterly Results

All monetary amounts are expressed in thousands of dollars except per share amounts and where otherwise indicated. Minor differences are due to rounding.

Excerpts from Statements of Comprehensive (Income) Loss	Jun 30 2026	Mar 31 2026	Dec 31 2025	Sep 30 2025	Jun 30 2025	Mar 31 2025	Dec 31 2024	Sep 30 2024
Expenses
Exploration and evaluation	$1,825	$2,863	$2,359	$1,734	$1,261	$2,033	$2,046	$932
General and administrative	2,358	3,046	2,198	2,274	2,469	2,600	2,099	2,145
Legal, accounting and audit	2,911	349	1,111	2,232	497	1,004	1,268	551
Share-based compensation	944	(74)	773	241	303	135	7	8
Derivative losses (gains)	28,121	(27,340)	37,380	1,311	7,127	34,476	17,737	736
Other items [1]	81	98	57	21	277	126	(612)	181
Income tax	–	(70)	235	132	–	–	–	65
(Income) loss for quarter	$36,240	$(21,128)	$44,113	$7,945	$11,934	$40,374	$22,545	$4,618

(Income) loss per common
share
Basic	$0.06	$(0.04)	$0.08	$0.01	$0.02	$0.08	$0.04	$0.01
Diluted	$0.06	$0.01	$0.08	$0.01	$0.02	$0.08	$0.04	$0.01
Weighted average number of common shares (000s)
Basic	560,998	559,847	554,117	550,023	539,210	538,171	537,754	537,724
Diluted [2]	560,998	604,189	554,117	550,023	539,210	538,171	537,754	537,724

Notes:

1.	Other items include interest income, finance expense, exchange gain or loss and other income.
2.	Other than for the quarter ended March 31, 2026, there was no effect of dilutive securities on basic weighted average number of shares as they were anti-dilutive.

Discussion of Quarterly Trends

Exploration and evaluation expenses ("E&E") have fluctuated depending on activities undertaken.  In Q3 2024, the Company completed a small site maintenance program.  In Q4 2024, although no costs were incurred on technical work, the higher E&E was due to annual claim fees.  In Q1 and Q2 2025, the Company provided input, as needed, to the legal challenge of the EPA’s Final Determination and the USACE’s 2020 and 2024 RODs and undertook its summer field programs which were completed in Q3 2025.  In Q4 2025, E&E included annual claim fees.  Additionally, in 2025, the Company incurred increased socio-economic costs as compared to 2024.  In Q1 2026, the Company focused on its response to the DOJ’s summary brief and purchased supplies for the additional work at the core storage facility in Iliamna which was completed in Q2 2026.  E&E also includes costs for Native community engagement, site leases and annual tolls per land access agreements, with the latter being paid in the first quarter of each year.

General and administrative expenses ("G&A") in Q3 and Q4 2025 were higher than the corresponding quarters of 2024, primarily due to increased conference and travel costs, management and administration expenses and trust and filing fees, offset by the decrease in insurance amortization of prepaid insurance. G&A in Q1 2026 was higher than Q1 2025 due primarily to higher conference and travel costs, consulting fees and trust and filing fees. In Q2 2026, G&A was lower than Q2 2025 due primarily to lower conference and travel costs and trust and filing fees.

Page | 24

Management's Discussion and Analysis Three and six months ended June 30, 2026

Legal, accounting and audit professional fees have fluctuated due to legal fees incurred on the ongoing challenge to the EPA’s Final Determination and the USACE’s 2020 and 2024 RODs. The decrease in expenses in Q2 2025 as compared to Q1 2025 is due in part to lower legal fees being incurred as a result of the abeyance of the EPA legal action. In Q3 2025, legal fees increased as the Company filed a motion for a summary judgement briefing schedule, which was granted, and the preparation for filing a summary judgement brief that was filed on October 3, 2025. Legal fees decreased in Q4 2025 and further in Q1 2026 as the Company awaited the DOJ’s response which was filed on February 17, 2026. Legal fees increased in Q2 2026 as the Company’s external legal counsel continued work on the EPA challenge including preparing for the oral arguments in the summary judgement process that was held on June 25, 2026.

SBC from Q2 to Q4 2024 related to grants of DSUs. In 2025, SBC was recognized for both DSU grants and for 1,170,000 RSUs granted to directors and senior management in Q1 2025. SBC on the RSUs will continue to be recognized quarterly until fully vested, with the amount fluctuating based on changes in the Company’s share price. There have been no option grants since 2022, all of which fully vested in 2023.

For the quarters presented, the Company recognized gains or losses arising from changes in the estimated fair value of the Convertible Notes derivative. In Q3 2024 fair value was estimated using a weighted average of (i) the Binomial Option Pricing Model for the conversion option and (ii) a discounted cash flow model for the financing redemption and change of control options. From Q4 2024 to the current quarter, the conversion option has been deep in-the-money as the Company’s closing market share price has significantly exceeded the conversion strike price. As a result, the financing redemption and change of control options did not provide incremental value. For the period Q4 2024 to Q2 2026, the fair value of the Convertible Notes derivative has been estimated based on its intrinsic value, determined using the Company’s closing market share price, which other than in Q1 2026, has increased each quarter (see further discussion in 1.12. Critical Accounting Estimates - Convertible Notes Derivative Liability). The increase in fair value of the Convertible Notes derivative resulting from an increase in the Company’s closing market share price results in a loss recognized during the quarter. A decrease in fair value of the Convertible Notes derivative resulting from a decrease in the share price results in a gain being recognized in the quarter.

1.5 Results of Operations

The following financial data has been prepared from the Financial Statements.

The Company’s operations and business are not influenced by seasonal trends but are instead focused on the advancing of Pebble Project milestones. These include achieving various technical, environmental, socioeconomic and legal objectives, such as securing necessary permits, completing pre-feasibility and final feasibility studies, preparing engineering designs, and obtaining financing to support these efforts and mine construction.

1.5.1 Results of Operations – Three and six months ended June 30, 2026 versus 2025

For the three months ended June 30, 2026, a $28.1 million loss on change in fair value of the Convertible Notes derivative as compared to a loss of $7.1 million in the same period in 2025 resulted in net loss of $36.2 million as compared to a net loss of $11.9 million in 2025. E&E increased by $0.6 million but was offset partially by a decrease in G&A of $0.1 million in the current quarter as compared to the 2025 comparative quarter.

In the six months ended June 30, 2026, a $0.8 million loss on change in fair value of the Convertible Notes derivative as compared to a loss of $41.6 million in the same period in 2025 resulted in net loss of $15.1 million as compared to a net loss of $52.3 million in 2025. E&E and G&A increased by $1.4 million and $0.3 million respectively as compared to the comparative period in 2025. The increase in E&E was due to increased costs for the site maintenance program that was competed and higher socio-economic expenditures. The increase in G&A was primarily due to an increase in consulting fees and trust and filing fees.

Page | 25

Management's Discussion and Analysis Three and six months ended June 30, 2026

Exploration and evaluation expenses

The breakdown of E&E (in thousands of dollars) for the three and six months ended June 30, 2026 and 2025 is as follows:

E&E	Three months		Six months
	2026	2025	2026	2025
Engineering	$70	$56	$1,045	$1,078
Environmental	100	111	179	238
Property fees	1	2	4	2
Site activities	390	452	1,044	609
Socio-economic	1,173	599	2,294	1,291
Transportation	61	33	83	33
Other activities and travel	30	8	39	43
Total	$1,825	$1,261	$4,688	$3,294

E&E increased by $0.6 million in the current quarter and by $1.4 million for the six months as compared to the same periods in 2025. For the quarter and six-month period, the increase is primarily due to higher socio-economic costs. E&E was also impacted by an increase in costs incurred on site activities in 2026 as compared to 2025. The Company’s technical team continued contributing inputs to the Company’s challenge to the EPA’s Final Determination and the USACE’s 2020 and 2024 RODs and completed a planned maintenance work program at the core storage facility.

General and administrative expenses

The following table (in thousands of dollars) provides a breakdown of G&A, and includes legal, accounting and audit professional fees incurred in the three and six months ended June 30, 2026 and 2025:

	Three months		Six months
G&A	2026	2025	2026	2025
Conference and travel	$144	$281	$481	$587
Consulting	203	165	585	364
Depreciation of right-of-use assets	25	27	52	55
Insurance	522	503	1,051	993
Office costs, including information technology	173	176	368	371
Management and administration	902	903	1,863	1,825
Shareholder communication	368	348	565	563
Trust and filing	21	66	439	311
Total G&A	2,358	2,469	5,404	5,069
Legal, accounting and audit	2,911	497	3,260	1,501
	$5,269	$2,966	$8,664	$6,570

G&A decreased by $0.1 million in the current quarter and increased by $0.3 million for the six months as compared to the same periods in 2025. In the current quarter, lower conference and travel expenditures and trust and filing fees contributed to the decrease over the comparative quarter. In the six months to June 30, 2026, the increase over the prior comparative period was due primarily to higher consulting fees, amortization of insurance costs and trust and filing fees which were partially offset by a decrease conference and travel expenditures. Trust and filing fees increased as result of the Company’s higher market capitalization.

Page | 26

Management's Discussion and Analysis Three and six months ended June 30, 2026

Legal, Accounting and Audit Fees

Legal, accounting and audit professional fees increased by $2.4 million in the current quarter and by $1.8 million for the six months as compared to the same periods in 2025. Legal fees were higher as the Company completed significant work with the help of external advisors to challenge the EPA’s Final Determination.

Share Based Compensation

For the three and six months ended June 30, 2026, SBC increased by approximately $0.6 million and by $0.4 million respectively as compared to the same periods in 2025. The Company’s share price increase negatively impacted the RSUs liability on remeasurement. SBC fluctuates due to the timing of when RSUs and DSUs are granted, the quantum thereof, and the vesting periods associated with these grants.

Change in Fair Value of Convertible Notes Derivative

For the three and six months ended June 30, 2026, the Company recorded a $21.0 million increase and a $40.8 million decrease, respectively, on the change in fair value of the Convertible Notes derivative compared to the same periods in 2025. The following table illustrates the losses recognized in the three and six months ended June 30, 2026 and 2025, respectively, are attributable to the change in the Company’s share price (discussed in detail in 1.12. Critical Accounting Estimates - Convertible Notes Derivative Liability).

	Three months				Six months
	2026		2025		2026		2025
Share price on prior quarter/year end date [1]	US$	1.40	US$	1.15	US$	1.97	US$	0.582
Share price on current period end date	US$	1.92	US$	1.34	US$	1.92	US$	1.34
Fair value of Convertible Notes derivative as of end of period (000’s)		$98,580		$76,908		$98,580		$76,908
Loss on change in fair value of Convertible Notes derivative during the period (000’s)		$28,121		$7,127		$781		$41,603

Note to table:

1.	For the three months, the share price on March 31, 2025 and 2026 respectively. For the six months, share price on December 31, 2025 and 2024, respectively.

In addition, the loss recorded in Q2 2026, both for the quarter and year to date, was impacted by the closing US dollar exchange rate at June 30, 2026, which was higher than the rates at March 31, 2026 and December 31, 2025, respectively.

Net Loss

Loss from operating activities in Q2 2026 increased in the three months and the six months respectively as compared to Q2 2025 as the Company incurred higher E&E and legal fees. The Company reported net loss of $36.2 million and $15.1 million as compared to a net loss of $11.9 million and $52.3 million for the same periods in 2025. As discussed above, the convertible note derivative increased in value from Q1 2025 and the loss recorded was higher than in the comparative period. In the six months the increase in value was less than what was recorded in the prior year comparative period (refer to table above for share prices).

Page | 27

Management's Discussion and Analysis Three and six months ended June 30, 2026

1.5.2 Financial position as at June 30, 2026 versus December 31, 2025

Total assets of the Company decreased by $0.7 million due to the decrease in cash and cash equivalents ($1.8 million), decrease in amounts receivable and prepaid ($1.0 million), which were offset by an increase in mineral, property, plant and equipment ($2.1 million) as a result of the depreciation of the Canadian dollar in relation to the US dollar.

1.5.3 Plan of Operations

Our business objectives for 2026 are to:

•

continue with our primary corporate objectives of challenging the EPA’s Final Determination, including pursuing our motion for Summary Judgement, and the USACE’s 2020 and 2024 RODs, including the USACE’s denial of the permit in light of the Final Determination;

•

maintain an active corporate presence in Alaska to advance relationships with political and regulatory offices of government (both in Alaska and Washington, D.C.), Alaska Native partners and broader stakeholder relationships;

•	maintain the Pebble Project and Pebble claims in good standing;
•	continue to seek potential partner(s) with greater financial resources to further advance the Pebble Project; and
•	continue general and administrative activities in connection with the advancement of the Pebble Project.

The key milestone in the development of the Company’s business is presently the successful challenge of the EPA’s Final Determination and successful completion of an appeal of the 2020 ROD and 2024 ROD.

The Company’s present business objectives and milestones are anticipated to result in an estimated US$14.6 million in expenditures in fiscal 2026. The expenditures will be incurred (i) primarily in challenging the EPA’s Final Determination and the 2020 and 2024 RODs through the summary judgement process, and (ii) for ancillary corporate expenses, including expenses associated with continuing technical support of the Pebble Project, maintaining an active presence in Alaska, claims maintenance (US$1.4 million), potential partnership discussions, and general corporate and administrative expenses.

The Company’s actual plan of operations and expenditure for the next twelve months may vary depending on future developments and at the discretion of the Company’s board of directors and management.

The Company believes it has sufficient financing to carry out these business activities over the next twelve months and beyond. However, the Company will ultimately require additional financing to advance its business. The Company believes that its ability to obtain such additional financing has been and will continue to be negatively impacted by the 2020 and 2024 RODs, the Final Determination, the DOJ’s continued defense of the Final Determination and the USACE’s determination not to proceed with the Remand Process, each of which is restricting the Company’s ability to achieve permitting for the Pebble Project. The Company does not have an arrangement in place for any future financing or raising of funds. As such, there is no assurance that the Company will be able to raise the required additional financing when required. In addition, the Company cautions that while a reversal of the EPA’s Final Determination, or a successful challenge of the USACE’s permitting decisions, and ultimate success by the Company under the Remand Process will each reduce some of the significant risk factors faced by the Pebble Project, significant risk factors will remain for the development of the Pebble Project, as described in 1.15.5 Risk Factors.

If the Company is unsuccessful in challenging the Final Determination, the Company will be required to re-assess its options for advancing the development of the Pebble Project. While the Company is unable to assess the full impact of the reversal of the EPA’s Final Determination at this time, the Company expects that an unsuccessful challenge to the Final Determination will negatively impact its ability to secure additional financing, likely limiting options to further equity issuances.

Page | 28

Management's Discussion and Analysis Three and six months ended June 30, 2026

The Company may also attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for the advancement of the Pebble Project. The Company is continuing to evaluate the availability of long-term project financing options among mining companies, private equity firms and others, utilizing conventional asset level financing, debt, royalty, and alternative financing options. There is no assurance that Northern Dynasty will be able to partner the Pebble Project or secure additional financing when required.

To the extent that Northern Dynasty is unable to raise additional financing, it will have to curtail its operational activities, which will ultimately delay advancement of the Pebble Project.

Northern Dynasty’s inability to successfully challenge the Final Determination, which negatively impacts the Company’s ability to obtain a positive ROD, may ultimately mean that it will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

1.6 Liquidity

The Company’s primary funding sources have been equity issuances, mainly through private placements and prospectus offerings to sophisticated investors and institutions, as well as proceeds from option and warrant exercises~~.~~ More recently the Company raised funds through the sale of payable gold and silver from the Pebble Project under the Royalty Agreement (refer 1.2.1.6 Project Royalty) and issued Convertible Notes (refer 1.2.3 Financings). Access to financing remains uncertain, and there is no assurance of continued access to equity funding.

As of June 30, 2026, the Company had cash and cash equivalents of $53.0 million, a decrease of $1.8 million from December 31, 2025. In the six months ended June 30, 2026, the Company received the proceeds of $5.3 million from the issuance of 3,660,500 common shares on the exercise of 1,301,500 share purchase options ("options") at $0.41 per share and 2,359,000 options at $2.01 per share. The Company employed $8.7 million in its operating activities in the six months ended June 30, 2026. The Company has prioritized the allocation of its available financial resources to meet key corporate and Pebble Project expenditure requirements for the next 12 months, as outlined above under 1.5.3 Plan of Operations. There can be no assurances that the Company will be successful in obtaining additional financing when required. If the Company is unable to raise the capital resources to meet obligations as they come due and carry out its business plans, the Company will have to reduce or curtail its operations at some point.

On June 30, 2026, the Company had a working capital deficit of $54.5 million (December 31, 2025 – working capital deficit of $46.0 million). Working capital is impacted by the classification of the Convertible Notes liability and its related derivative as current liabilities, which together represented $101.6 million of the Company’s $108.6 million in total current liabilities as at June 30, 2026 (see further discussion in Sections 1.3, 1.4 and 1.5 above). The Company has no lease or any other long-term obligations other than those disclosed below:

Page | 29

Management's Discussion and Analysis Three and six months ended June 30, 2026

Commitments and Payables

The following commitments and payables (expressed in thousands) existed on June 30, 2026:

		Payments due by period as of the reporting date [6]
	Total	≤ 1 year	>1 ≤3 years	>3 ≤5 years	> 5 years
Trade and other payables [1]	$4,319	$4,319	$–	$–	$–
Payables to related parties	2,462	2,462	–	–	–
Lease commitments [2]	551	237	230	84	–
Other commitments [3]	364	81	151	132	–
Interest on Convertible Notes [4]	2,728	364	731	731	902
Convertible Notes [5]	18,263	–	–	–	18,263
Total	$28,687	$7,463	$1,112	$947	$19,165

Notes to table

1.	Excludes current and non-current lease liabilities and payable interest on Convertible Notes, which are shown separately in the table (notes 2 and 4).
2.	Relates to the undiscounted lease payments to be made by the Company over the remaining lease terms.
3.

Includes payments for the use of offices and shared space from a related party.  The Company entered into a new 5-year office agreement effective May 1, 2026 (refer 1.9 Transactions with Related Parties).

4.	Interest is to be paid on June 30 and December 31 each year, assuming no conversion until maturity.
5.	Payment of the remaining principal of US$12.86 million is due December 18, 2033 (“Maturity”), assuming the holders of the Convertible Notes do not elect to convert before or on Maturity.
6.	U.S. dollar amounts have been converted at the closing rate on June 30, 2026, of $1.4197 per U.S. dollar.

The Company has no “Purchase Obligations”, defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The Company is responsible for maintenance payments on the Pebble Project claims, annual toll payments and fees pursuant to the right of way agreements (see 1.2.1.5 Socioeconomic) and payments relating to routine site and office leases, which are included in the table above.

1.7 Capital Resources

The Company’s capital resources consist of its cash reserves, which include its cash and equivalents. As of June 30, 2026, other than noted in 1.6 Liquidity, the Company has no other long-term debt and no commitments for material capital expenditures.

The Company has no lines of credit or other sources of financing.

1.8 Off-Balance Sheet Arrangements

As of June 30, 2026, the Company had no off-balance sheet arrangements.

1.9  Transactions with Related Parties

Transactions with Hunter Dickinson Services Inc. (“HDSI”)

Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals engaged in advancing and developing mineral properties for a number of private and publicly listed exploration companies, one of which is the Company.

Two current directors of the Company, namely Robert Dickinson (Board Chair) and Ron Thiessen (Chief Executive Officer ("CEO")), are active members of the HDI Board of Directors. Mark Peters, the Company’s Chief Financial Officer ("CFO"), is also the CFO of HDSI. Senior management and other officers of the Company, namely, Adam Chodos, Stephen Hodgson, Bruce Jenkins, Trevor Thomas and Mike Westerlund, are active members of HDI’s senior management team.

Page | 30

Management's Discussion and Analysis Three and six months ended June 30, 2026

The business purpose of the related party relationship

HDSI provides technical services, including geological, engineering, and environmental, and general and administrative services, including administration and management, consulting, corporate communications, regulatory compliance, to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company, which include, for example, crime and umbrella and cyber liability insurance, travel, conferences, and technology services.

As a result of this relationship with HDSI, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI.

The measurement basis used

The Company procures the aforementioned services from HDSI pursuant to an agreement (the "Services Agreement") dated July 2, 2010. A copy of the Services Agreement is publicly available under the Company’s profile at www.sedarplus.ca.

Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum dollar amount of services from HDSI. The fees for services are determined based on an agreed upon charge-out rate for each employee performing the service and the time spent by the employee. The charge-out rate also includes overhead costs such as office rent, information technology services and administrative support. Such charge-out rates are agreed and set annually in advance.

Third party expenses are billed at cost, without any markup.

Ongoing contractual or other commitments resulting from the related party relationship

Other than noted below, there are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice from either party.

Under the Services Agreement, the Company must make termination payments if the Services Agreement is terminated following a change of control. These payments include a payment of $2.8 million plus an amount equal to six months of annual salaries for certain service providers as specified in the Services Agreement and their respective employment agreements with HDSI.

The Company has an office use agreement with HDSI, whereby HDSI provides two offices and a non-fixed space, on as needed basis. In mid-April, the Company entered into a new five-year office use agreement dated May 1, 2026 and ending April 29, 2031. The undiscounted commitment for the base office and shared space use is $0.36 million, which has been disclosed in the table in 1.6 Liquidity. The commitment is a flow through cost at market rates.

Transactions during the Reporting Period and Balances with HDSI at the end of the Reporting Period

Disclosure as to transactions with HDSI and any amounts due to or from HDSI is provided in Note 8 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

Page | 31

Management's Discussion and Analysis Three and six months ended June 30, 2026

Key Management Personnel

The required disclosure for the remuneration of the Company’s key management personnel is provided in Note 8 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course before the Board of Directors for consideration.

1.12 Critical Accounting Estimates

The required disclosure is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

Convertible Notes Derivative Liability

The fair value of the Convertible Notes derivative relating to the conversion option is estimated at each reporting date using a Binomial Option Pricing Model with inputs including the closing market share price, expected volatility, risk free interest rate, the conversion strike price and the time to expiration. Where the conversion option is deep in-the-money, such that the conversion strike price is significantly lower than the market price of the Company’s shares, the fair value of the derivative liability is estimated based on its intrinsic value representing the value on immediate conversion and determined using the closing market share price.

1.13 Changes in Material Accounting Policies including Initial Adoption

The Company has made no material changes to accounting policies including initial adoption in the quarter ended June 30, 2026. The required disclosure when applicable is provided in Note 2 in the notes to the Financial Statements which accompany this MD&A, and which are available under the Company’s profile at www.sedarplus.ca.

1.14 Financial Instruments and Other Instruments

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and restricted cash and amounts receivable. The Company limits the exposure to credit risk by only investing with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, government treasury bills, low risk corporate bonds and money market funds, which are available on demand by the Company as and when required or mature in timeframes appropriate to the needs of the Company. There has been no change in the Company’s objectives and policies for managing this risk except for changes in the carrying amounts of financial assets exposed to credit risk, and there was no significant change to the Company’s exposure to credit risk during the period ended June 30, 2026. Amounts receivable include receivable balances with government agencies, prepaid expenses, refundable deposits and other receivables, which the Company received after the reporting period. Management has concluded that there is no objective evidence of impairment to the Company’s amounts receivable.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. There has been no change in the Company’s objectives and policies for managing this risk. The Company’s liquidity position is discussed further in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc., and U5 Resources Inc., have the US dollar as functional currency; and certain of the Company’s corporate expenses are incurred in US dollars. The fluctuation of the US dollar in relation to the Canadian dollar has an impact upon the losses incurred by the Company as well as the value of the Company’s assets as the Company’s functional and presentation currency is the Canadian dollar. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

There has been no change in the Company’s objectives and policies for managing this risk, except for the changes in the carrying amounts of the financial assets and liabilities exposed to foreign exchange risk. The Company’s exposure to foreign exchange risk is as follows:

	June 30	December 31
US dollar denominated financial assets and liabilities (in thousands of Canadian Dollars)	2026	2025
Financial assets:
Amounts receivable	$242	$148
Cash and cash equivalents and restricted cash	45,646	50,186
	45,888	50,334
Financial liabilities:
Non-current trade payables	(277)	(358)
Convertible Notes liability and derivative on Convertible Notes	(101,572)	(100,446)
Current trade and other payables	(3,964)	(657)
Payables to related parties	(88)	(87)
	(105,901)	(101,548)
Net financial liabilities exposed to foreign currency risk	$(60,013)	$(51,214)

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the U.S. dollar would at the reported period result in a gain or loss of approximately $6.0 million (December 31, 2025 – approximately $5.1 million). This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to interest rate risk during the period ended June 30, 2026.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Commodity price risk

While the value of the Company’s Pebble Project is related to the prices of copper, gold, molybdenum, silver and rhenium and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity-based risks in respect of its operational activities.

Copper, gold, molybdenum, silver, and rhenium prices have fluctuated widely historically and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company’s policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain the future development of the business. The capital structure of the Company currently consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Company’s approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company’s 2025 AIF, is available under the Company’s profile at www.sedarplus.ca.

1.15.1 Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A is as follows:

Number
Common shares issued and outstanding	562,121,662
Share options pursuant to the Company’s incentive plan	7,540,800
Deferred share units	475,929
Restricted share units	1,170,000

1.15.2 Disclosure Controls and Procedures

The Company’s management, with the participation of its CEO and CFO, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the reporting period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that any information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the applicable time periods and that required information is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

1.15.3 Management’s Report on Internal Control over Financial Reporting ("ICFR")

The Company's management, including the CEO and the CFO, is responsible for establishing and maintaining adequate ICFR. ICFR is a process designed by, or under the supervision of, the CEO and CFO and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards. The Company's ICFR includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

There has been no change in the design of the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR during the period covered by this MD&A.

1.15.4 Limitations of Controls and Procedures

The Company’s management, including its CEO and CFO, believe that any system of disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

1.15.5 Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor can sustain an economic loss of their entire investment. The risks associated with Northern Dynasty’s business include:

Northern Dynasty May be Unsuccessful in Obtaining a Positive Record of Decision and Challenging the Final Determination and may ultimately not be able to Obtain the Required Environmental Permits for the Pebble Project.

The 2020 ROD issued on November 25, 2020, denied Northern Dynasty’s environmental permit for development of the Pebble Project under the CWA. The 2024 ROD issued in April 2024, denied the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination. This environmental permit is required for Northern Dynasty to proceed with the development of the Pebble Project. The USACE has stated that it cannot issue a permit under the CWA at this time in view of the Final Determination issued by the EPA. An inability to obtain a positive ROD will mean that Northern Dynasty cannot proceed with the development of the Pebble Project as presently envisioned. There is no assurance that Northern Dynasty can successfully reverse the EPA’s Final Determination, as discussed below. In particular, there is no assurance that our litigation to challenge the Final Determination, including our application for summary judgement will prevail. Similarly, there is no assurance that Northern Dynasty can successfully challenge the USACE’s permitting decisions in the same litigation seeking to reverse the EPA’s Final Determination. If the Final Determination is successfully challenged, and if the Company is successful in challenging the USACE’s permit denial, there is no assurance that the Remand Process will result in a positive ROD or that the required environmental permit will be obtained. There is no assurance that Northern Dynasty will be able to redesign the Pebble Project in a manner that addresses the “significant degradation” finding reached by the USACE or ultimately develop any compensatory mitigation plan that the USACE accepts as appropriately addressing the “significant degradation” determination or that will change the USACE’s position that environmental permitting of the Pebble Project under the CWA is against the public interest. Northern Dynasty’s inability to address these issues may mean that the Company is ultimately not able to secure the environmental permits that are required to develop the Pebble Project. Accordingly, there is no assurance that Northern Dynasty will ever be able to proceed with the development of the Pebble Project and that investors will be able to recover their investment in the Company.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

As referenced above, the EPA re-initiated the CWA Section 404(c) process and has issued a Final Determination covering the area of the Pebble Project. The Final Determination has established the Defined Area for Prohibition which includes the area covered by the current mine plan footprint in which the EPA prohibits the disposal of dredged or fill material for the Pebble Project and has also established the Defined Area for Restriction. Such Final Determination will negatively affect the ability of the Pebble Partnership to obtain required permitting and develop the Project, unless the Final Determination is withdrawn or reversed in the course of the legal challenges to it. There is no assurance that the legal actions that the Company has commenced to challenge the Final Determination will be successful. In addition, there is no assurance that negotiations that we undertake with the EPA or the USACE, if any, will result in settlement of these disputed matters. Further, it is anticipated that these legal actions will require the Company to incur significant legal expenses over a period of years and there is no assurance that the Company will be able to continue to fund this litigation over this time frame. The inability to successfully challenge the Final Determination may ultimately mean that the Company will be unable to proceed with the development of the Pebble Project as currently envisioned or at all.

The issuance of the 2025 Executive Order has, to date, not resulted in any determination of the EPA to withdraw or amend the EPA’s Final Determination or any determination of the EPA to abandon the defence of the legal actions that we have commenced to reverse the Final Determination and the USACE’s permitting decisions. Accordingly, there is no assurance the issuance of the 2025 Executive Order will result in a reversal of the EPA’s Final Determination or the 2020 ROD, or the 2024 ROD issued by the USACE.

Inability to Ultimately Achieve Mine Permitting and Develop the Pebble Project.

The Company may ultimately be unable to secure the necessary permits and other legislative approvals required under United States federal and Alaskan state laws, as applicable, to build and operate the Pebble Project. The EPA has undertaken regulatory action through the issuance of the Final Determination to restrict development of the Pebble Project and there is no assurance that the Final Determination will be successfully challenged or withdrawn in future. In addition, there is no assurance that the EPA will not seek to undertake future regulatory action to impede or restrict the Pebble Project even if the Final Determination is successfully challenged. In addition, there are prominent and well-organized opponents of the Pebble Project, and the Company may be unable, even if it presents solid scientific and technical evidence of risk mitigation, to overcome such opposition and convince governmental authorities that a mine should be permitted at the Pebble Project. The Company faces not only the permitting and regulatory issues typical of companies seeking to build a mine, but additional public and regulatory scrutiny due to its location and potential size. Accordingly, there is no assurance that the Company will obtain the required permits.

Although the Company received a denial of its CWA 404 permit application from the USACE, the USACE Pacific Ocean Division remanded the permit decision back to the USACE – Alaska District for reconsideration of specific issues. However, in April 2024, the Alaska District decided that the EPA’s Final Determination prevents the USACE granting permits for discharges in the mining area. There is no assurance that the Company’s attempt to challenge the USACE’s decision in the same Alaska Federal Court in which the Company is challenging the EPA’s Final Determination will be successful. Given the scope of the restrictions under the Final Determination and the USACE’s decisions, the EPA’s Final Determination casts doubt as to whether the Company will ever be able to obtain these permits for the Pebble Project as currently planned or within the timeline envisioned. Should the Company successfully challenge the EPA’s Final Determination or otherwise successfully challenge the USACE’s current position, and the Company successfully reverses the 2020 ROD and the 2024 ROD under a reactivated Remand Process, of which there is no assurance, the Company will still be required to secure the full range of permits and authorizations from multiple federal and state regulatory agencies, which will take several years. After all permits necessary to begin construction are in hand, several years would be required to finance and build a mine and commence operations. During these periods, the Company would likely have no income and so would require additional financing to continue its operations. Unless and until the Company develops the Pebble Project, it will be unable to achieve revenues from operations and may not be able to sell or otherwise recover its investment in the Pebble Project, which would have a material adverse effect on the Company and an investment in the Company’s common shares.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The Current Project Plan for the Pebble Project in the 2023 PEA is Not Supported by any Pre-feasibility or Feasibility Study.

The current project plan that is included in the original and subsequently amended Project Description for the development of the Pebble Project is supported by the 2023 PEA but is not supported by any pre-feasibility or feasibility study. Accordingly, there is a substantial risk that the Company will not be able to proceed with the development of the Pebble Project, that the Pebble Project cannot be economically mined or that shareholders may not be able to recover their investment in the Company. The 2023 PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the 2023 PEA results will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no assurance that the Pebble Project mineral resources will ever be upgraded to mineral reserves. The 2023 PEA assumes that the Proposed Project will ultimately be able to obtain the required permits from the USACE and State of Alaska authorities to enable development of the Proposed Project, however there is no assurance that these permits will be obtained. Neither the 2023 PEA, nor the mineral resource estimates on which the 2022 PEA is based, have been adjusted for any risks that (i) the Pebble Partnership may not be able to successfully appeal the 2020 ROD issued by the USACE denying the granting of the required permit under the CWA, or (ii) the Pebble Partnership may not be able to successfully challenge the Final Determination, each of which could adversely impact the ability of the Proposed Project to proceed. In addition, the 2023 PEA does not account for any additional capital or operating costs that may be necessary to obtain the required federal or state permits, should adjustments to the operating or environmental mitigation plans be required to be made to secure the required permits. In addition, recent inflationary pressures may adversely impact estimated capital and operating costs in the 2023 PEA. Further, the net present value calculations in the 2023 PEA are based on assumed discount rates which may not account for future increases in interest rates. For these reasons, there is significant risk that the economics for the Pebble Project indicated in the 2023 PEA, including production forecasts, capital costs, operating costs, revenues from operations, net present values and internal rates of return, will not be achieved should the Pebble Project be developed. The 2023 PEA should be viewed in this context and should not be considered a substitute for a pre-feasibility or feasibility study.

The Long-Term Availability of Natural Gas in Southcentral Alaska is Demonstrating Signs of Increasing Uncertainty.

As currently envisioned, the Pebble Project would rely extensively on natural gas sourced locally from the Kenai Peninsula or from Cook Inlet to produce the electricity required to power the project. Recently, concerns have been expressed in Alaska that the available natural gas will soon be depleted, requiring alternate supply or significantly higher prices to justify the expansion of the reserve. While alternate supplies, including new resources within Cook Inlet, gas from Alaska’s North Slope or imported liquid natural gas are possible, this could require changes to the project design and/or add significant costs.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Although Northern Dynasty Has Settled the ”Class Action” Lawsuits against it, there is No Assurance that Northern Dynasty will not Incur Further Litigation Expenses Related to them or be Subject to New Lawsuits, including those from Opt-Out Plaintiffs and Related Judgements for Damages against it.

Northern Dynasty was the subject of proposed class action lawsuits against it that asserted liability against Northern Dynasty on behalf of purported classes of shareholders under securities laws in the U.S and Canada. Currently, in the U.S., the Court has granted the motion for final approval of the settlement and approved the plaintiffs’ motion for the distribution of the settlement funds. The Claims Administrator in the U.S. action is currently in the process of distributing the remaining settlement funds, after which the plaintiffs will dismiss the case. In Canada, the parties have filed an executed settlement agreement that the Court has approved. The Canadian Court has also approved the requested distribution protocols and additional notice to class members. Simultaneous to these approvals, the Canadian court dismissed the action with prejudice but retained an ongoing supervisory role over the settlement for the purposes of administration and enforcement. In the event there is a need for either side to return to court for enforcement of the settlement agreement, Northern Dynasty may incur expenses as a result. While the settlement processes were being conducted separately in Canada and the U.S., collectively, the settlements in aggregate are within insurance policy limits.

In the U.S. securities class action, prior to the final approval of the settlement agreement, there were a few individual shareholders who “opted out” of the approved class settlement, meaning that those shareholders are excluded from the settlement. Those opt-out shareholders retain the ability to bring their own lawsuits, in their individual capacities, against Northern Dynasty and relevant officers and directors. In that event, while Northern Dynasty would vigorously defend against those claims, there is no assurance that Northern Dynasty will be successful in defending all claims made against it. Should Northern Dynasty be unsuccessful in defending these claims, it may be subject to judgements against it and be required to pay damages to the opt-out plaintiff(s) under these judgements. These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources and may further impair its ability to pursue the development of the Pebble Project.

In addition, while the settlement agreements do not require any payments of monies on behalf of any officers and directors, should any opt-out lawsuits be filed against Northern Dynasty’s officers or directors, it may be required to indemnify officers and directors for any losses that they suffer or expenses that they incur. Similarly, there is no assurance that Northern Dynasty’s existing insurance policies will respond and/or be sufficient to cover any amounts that it may be required to pay any opt-out plaintiffs in any potential forthcoming lawsuits. These damages could result in a material and adverse impairment to Northern Dynasty’s financial condition and capital resources and may further impair its ability to raise additional financing and pursue the development of the Pebble Project.

Grand Jury Investigation.

The Company is cooperating with a grand jury investigation involving the United States Attorney’s Office for the District of Alaska, as described above under 1.2.2 Legal Matters. The Company is not able to provide investors with guidance as to the outcome of the grand jury investigation, or whether the investigation will result in any charges or other claims against the Company, the Pebble Partnership or their associated individuals. The Company has incurred substantial expenses in connection with the grand jury investigation, including legal fees and expenses related to the collection, review, and production of documents, among other things and anticipates that it may continue to incur future expenses. Any adverse civil or criminal proceedings could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Mine project. There has not been any recent activity relating to this matter.

In addition, Northern Dynasty and the Pebble Partnership may face ongoing and further inquiries, demands or allegations concerning future plans for the Pebble Project including from the U.S. Congress’ House Committee on Transportation and Infrastructure. Again, any adverse civil or criminal proceedings relating to the Committee’s investigation could have a material adverse impact on Northern Dynasty’s prospects and ability to advance development of the Pebble Project. In addition, these inquiries or any possible resulting civil or criminal proceedings could erode any existing political support for the Pebble Project, which may reduce the likelihood of the Pebble Project obtaining the required environmental permitting.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The Record of Decision and the Final Determination have had and will have an Ongoing Adverse Impact on Northern Dynasty’s Ability to Finance the Pebble Project.

Northern Dynasty believes that the issuances of the 2020 ROD and 2024 ROD have had a material adverse impact on its ability to finance its operations and will continue to adversely impact its financing options for so long as the 2020 ROD and the 2024 ROD remain outstanding. In addition, the Final Determination may adversely impact Northern Dynasty’s ability to complete future financings. Challenging and potentially appealing the 2020 ROD and the 2024 ROD and Final Determination in litigation will require substantial financial resources. As Northern Dynasty has limited cash resources, does not generate any revenues, and anticipates no revenues being generated in the foreseeable future, Northern Dynasty will require additional financing, to continue its operations and to fully fund the litigation challenging the USACE’s position on the remand of the 2020 ROD and the 2024 ROD and the challenge of the Final Determination. Northern Dynasty does not have any assurance that it will be able to achieve this financing. If Northern Dynasty is unsuccessful in challenging the Final Determination or otherwise obtaining a positive ROD, Northern Dynasty’s financing options may be substantially limited, and it may not be able to generate the necessary financing to enable continued operations without a substantial reduction or restructuring of the Pebble Project. The Company’s inability to secure this additional required financing will negatively impact the ability of the Company to continue with the pursuit of a positive ROD and challenge of the Final Determination, which may impact the ability of shareholders to recover their investment in the Company.

Limited Capital Resources, Negative Operating Cash Flow and Financing Requirements.

The Company currently has limited cash and a negative operating cash flow and anticipates that it will continue to have negative operating cash flow for the foreseeable future as it does not generate revenues from mining or any other activities. As a result, operating cash flows will continue to be negative until the Company generates revenue from production at the Pebble Project to offset expenses incurred, of which there is no assurance. Although the Company has the resources to fund its plan of operations for at least the next twelve months, the Company will require substantial additional capital to fund its future exploration and development activities. The Company does not have any arrangements in place for this additional funding and there is no assurance that such funding will be achieved when required. The Company has historically relied on equity financings to finance its operations but there is no assurance that future equity financings will be available to the Company. Also, any additional equity financing may result in substantial dilution to existing shareholders. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations. Specifically, the Company may be required to reduce or curtail its operations in the future if it is not able to secure additional financing. Further there is no assurance that the Company will enter into additional streaming or royalty agreement or other types of financing arrangements for the Pebble Project.

Under the terms of the Company’s Convertible Notes issued in December 2023, the Company has provided the holders with the option to redeem the Convertible Notes at a price equal to 150% of the outstanding principal (currently US$12.8 million), plus interest if the Company completes an “equity financing” during the term of the Convertible Notes. The term “equity financing” will include any issuance of common shares, preferred shares, or any securities convertible into common shares or preferred shares but is defined to exclude (i) normal course equity compensation grants, (ii) issuances under existing convertible securities, (iii) the Company’s December 2023 unit offering, and (iv) equity issuances in connection with mergers, acquisitions and other comparable transactions that are not completed for capital raising purposes. The requirement to redeem the Convertible Notes at a premium may impair our ability to secure additional equity financing during the term of the Convertible Notes. Due to the manner in which we account for the Convertible Notes, as discussed above under “Critical Accounting Matters, future fluctuations in the price of our common shares may result in a reduction or an increase in the working capital deficit with gains or losses recognized on the change in fair value of convertible notes derivative.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Risk of Secure Title or Property Interest.

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Pebble Partnership’s mineral concessions at Pebble are located on State of Alaska lands specifically designated for mineral exploration and development. Alaska is a stable jurisdiction with a well-developed regulatory and legal framework for resource development and public lands management, a strong commitment to the rule of law and lengthy track record for encouraging investment in the development if its land and natural resources.

The Pebble Project is Subject to Political and Environmental Non-Governmental Opposition.

The Pebble Project faces concerted opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Bristol Bay Watershed (the “BBW”). The BBW is an important wildlife and salmon habitat area. Accordingly, one of the greatest risks to the Pebble Project is seen to be political/permitting risk, which may ultimately preclude construction of the Pebble Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may, and have been, employed by opposition groups to delay or frustrate development at Pebble, including political and public advocacy, electoral strategies, media and public outreach campaigns, attempting to purchase intervening land rights, and protest activity. These efforts could materially increase the cost and time for development of the Pebble Project and the related infrastructure, or require changes to development plans, which could adversely impact project economics.

The Pebble Partnership’s Mineral Property Interests Do Not Contain Any Mineral Reserves or Any Known Body of Economic Mineralization.

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore. Accordingly, the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty, or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Northern Dynasty or the Pebble Partnership for the Pebble Project are Estimates Only.

Northern Dynasty has disclosed mineral resource estimates in accordance with NI 43-101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises United States investors that although the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, there is no assurance any mineral resources that Northern Dynasty may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Northern Dynasty prepared the resource estimates under the standards adopted under the SEC Mineral Disclosure Rules. Investors are cautioned not to assume that any part or all the mineral deposits classified as “measured resources” or “indicated resources” will ever be converted into “mineral reserves”. Further, “inferred resources” have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian securities law, estimates of “inferred mineral resources” cannot form the basis of feasibility or pre-feasibility studies, or any economic study except a Preliminary Economic Assessment as prescribed under NI 43-101.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Pebble Project will demonstrate positive economics or feasibility.

Northern Dynasty’s mineral resource estimates have not been adjusted for any risk that the required environmental permits may not be obtained for the Pebble Project. The risk associated with the ability of the Pebble Project to obtain required environmental permits is a risk to the reasonable prospects for eventual economic extraction of the mineralization and their definition as a mineral resource.

There Is No Assurance That Northern Dynasty Will Be Able To Enter Into An Arrangement with A Partner For the Development of The Pebble Project.

One of Northern Dynasty’s business objectives is to enter into a joint venture or other partnership arrangement with a third-party as a partner to fund the advancement of the development of the Pebble Project. There is no assurance that Northern Dynasty will be able to enter into an arrangement with a partner for the development of the Pebble Project, and the negative impact of the 2020 and 2024 RODs, Final Determination, and the investigations regarding the Pebble Project may negatively impact the Company’s ability to enter into any arrangement. To the extent that Northern Dynasty does not enter into any agreement to partner the Pebble Project, it will continue to be required to fund all exploration and other related expenses for advancement of the Pebble Project, of which there is no assurance.

Northern Dynasty Has No History of Earnings and No Foreseeable Earnings, and May Never Achieve Profitability or Pay Dividends.

Northern Dynasty has only had losses since inception and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has never declared or paid any dividends on its common shares. Northern Dynasty intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and its operations. Northern Dynasty presently has no ability to generate earnings from its mineral properties as its mineral properties are in the pre-development stage.

Northern Dynasty’s Consolidated Financial Statements have been Prepared Assuming Northern Dynasty will continue as a Going Concern.

Northern Dynasty has prepared its Financial Statements on the basis that it will continue as a going concern. As of June 30, 2026, the Company had $53.0 million in cash and cash equivalents. Northern Dynasty has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, including the funding of its legal challenges to the Final Determination, any material expenditures at the Pebble Project and for working capital. Northern Dynasty’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Pebble Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Pebble Project, the Pebble Partnership obtaining the necessary permits to mine, and on future profitable production at the Pebble Project. Furthermore, failure to continue as a going concern would require that Northern Dynasty’s assets and liabilities be restated on a liquidation basis, which would likely differ significantly from carrying values on a going concern basis. Refer also to discussion in 1.6 Liquidity.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

As the Pebble Project is Northern Dynasty’s only Mineral Property Interest, any Failure to establish that the Pebble Project Possesses Commercially Viable and Legally Mineable Deposits of Ore may cause a Significant Decline in the Trading Price of Northern Dynasty’s Common Shares and reduce its ability to obtain New Financing.

The Pebble Project, which is owned through the Pebble Partnership, is Northern Dynasty’s only mineral project. Northern Dynasty’s principal business objective is to carry out further exploration and related activities to establish whether the Pebble Project possesses commercially viable deposits of ore. If Northern Dynasty is not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would adversely impact the price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired because of the failure to establish commercial viability of the Pebble Project.

If Prices for Copper, Gold, Molybdenum, Silver and Rhenium Decline, Northern Dynasty May Not Be Able To Raise the Additional Financing Required to Fund Expenditures for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund the Pebble Project will be significantly affected by changes in the market price of the metals for which it explores. The prices of copper, gold, molybdenum, silver and rhenium are volatile and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold, molybdenum, silver and rhenium and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold, molybdenum, silver and rhenium have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration for copper, gold, molybdenum, silver and rhenium, with the result that Northern Dynasty may not have sufficient financing with which to fund its activities related to the advancement of the Pebble Project.

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems include the IT systems of HDSI who provides technical, management and administrative services to the Company under the Services Agreement. These IT systems are used by us to store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our service providers, investors and other stakeholders. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations. There is a risk that the Company or HDSI may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company and could severely damage our reputation, compromise our IT systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems. While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches. In addition, the Company is dependent on the efforts of HDSI to mitigate its IT systems from cyber-attacks and other information breaches. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

The Russian-Ukrainian, the Middle East and Iranian Conflicts – Potential Effects Which Could Detrimentally Affect the Global Economy, Peace and Stability in Europe and the Middle East, Respectively, and Beyond, and Our Business and Share Price

Russian military forces invaded Ukraine in February 2022. In response, Ukrainian military personnel and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to the Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization ("NATO") has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide-ranging consequences on the peace and stability of the region and the world economy. In addition, certain countries including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which sanctions may have far reaching effects on the global economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain and could have an adverse impact on the Company’s business and results of operations and may have wide-ranging consequences on the peace and stability of the region and the world economy.

The Israel-Hamas conflict began on October 7, 2023 and escalated. Although currently a ceasefire agreement has been signed, it is not certain the conflict is fully resolved.

On February 28, 2026, the U.S. and Israel launched a coordinated joint attack on many sites in Iran. Although a ceasefire agreement was signed, the conflict re-escalated, and it is not certain when it will be resolved. As of the date of this MD&A the scope and duration of these conflicts, as well as any impacts on the Company’s business and results of operations are unknown.

These conflicts could affect the economies and securities markets of countries in ways that cannot necessarily be foreseen at the present time. These events could also exacerbate other pre-existing political, social and economic risks. Such events could also cause substantial market volatility, exchange trading suspensions and closures and affect Northern Dynasty’s performance, the price of its securities and its ability to successfully raise capital at reasonable rates or at all. As a result, the market price of Northern Dynasty’s common shares may decline even if the Northern Dynasty’s operating results, underlying asset values or prospects have not changed.

Although we do not have employees, suppliers or business activities in Ukraine, Russia, or in the Middle East at this time, the conflict may have a detrimental impact on our business and operations at some point in the future if the conflict spreads, escalates or affects Europe and the Middle East, respectively, or the world more broadly.

Mining is Inherently Dangerous and Subject to Conditions or Events beyond Northern Dynasty’s Control, which could have a Material Adverse Effect on Northern Dynasty’s Business.

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in Northern Dynasty’s exploration, development and mining operations. These and other hazards may cause injuries or death to employees, contractors or other persons at Northern Dynasty’s mineral properties, severe damage to and destruction of Northern Dynasty’s property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and may result in the suspension of exploration and development activities and any future production activities. Safety measures implemented by Northern Dynasty may not be successful in preventing or mitigating future accidents.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Northern Dynasty Competes with Larger, Better Capitalized Competitors in the Mining Industry.

The mining industry is competitive in all its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential, and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty possesses. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with Environmental Requirements will take Considerable Resources and Changes to these Requirements could Significantly Increase the Costs of Developing the Pebble Project and Could Delay These Activities.

Northern Dynasty and the Pebble Partnership must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in Government Regulations or the Application thereof and the Presence of Unknown Environmental Hazards on Northern Dynasty’s Mineral Properties May Result in Significant Unanticipated Compliance and Reclamation Costs.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at the Pebble Project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that the Company previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of the Pebble Project.

Litigation.

The Company is, and may in future be, subject to legal proceedings, including regarding actions discussed in 1.2.2 Legal Matters in the pursuit of its Pebble Project. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably, it will likely have a material adverse effect of the Company.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

Northern Dynasty is Subject to Many Risks that are Not Insurable and, as a Result, Northern Dynasty will Not Be Able to Recover Losses through Insurance Should Such Certain Events Occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in an increase in Northern Dynasty’s operating expenses, which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty and the Pebble Partnership maintain liability insurance in an amount which they consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty and the Pebble Partnership might elect not to insure against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

If Northern Dynasty Loses the Services of the Key Personnel that it Engages to Undertake its Activities, then Northern Dynasty’s Plan of Operations May Be Delayed or be More Expensive to Undertake than Anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain contractors, including HDSI (refer 1.9 Transactions with Related Parties). The Company has access to the full resources of HDSI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the Pebble Project. There can be no assurance that the services of all necessary key personnel will be available when required or, if obtained, that the costs involved will not exceed those previously estimated. It is possible that the costs and delays associated with the loss of services of key personnel could become such that the Company would not proceed with the development or operation of a mine at the Pebble Project.

The Volatility of Northern Dynasty’s Common Shares Can Expose Northern Dynasty to the Risk of Litigation.

Northern Dynasty’s common shares are listed on the TSX and NYSE American. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, currency fluctuations and market perceptions of the attractiveness of particular industries. The price of Northern Dynasty’s common shares is also likely to be significantly affected by short-term changes in copper, gold, molybdenum, silver and rhenium prices or in Northern Dynasty’s financial condition or results of operations as reflected in quarterly earnings reports.

As a result of any of these factors, the market price of Northern Dynasty’s common shares at any given point in time may not accurately reflect their long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Northern Dynasty is, and may in the future be, the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Northern Dynasty Will Require Additional Funding to Meet the Development Objectives of the Pebble Project.

Northern Dynasty will need to raise additional financing (through share issuances, debt or asset level partnering) to achieve permitting and development of the Pebble Project. In addition, a positive production decision at the Pebble Project would require significant capital for project engineering and construction. Accordingly, the continuing permitting, and development of the Pebble Project will depend upon Northern Dynasty’s ability to obtain financing through debt financing, equity financing, entering into a joint venture of the project or other means. There can be no assurance that Northern Dynasty will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. If Northern Dynasty is unable to raise the necessary capital resources, it may at some point have to reduce or curtail its operations, which would have a material adverse effect on its ability to pursue the permitting and development of the Pebble Project.

While Northern Dynasty may attempt to reduce the amount of additional financing required by entering into a potential joint venture or other partnership arrangement for advancement of the Pebble Project, there is no assurance that we may be able to conclude any such agreements. In addition, any joint venture or other form of partnership arrangement for the Pebble Project is anticipated to result in a dilution in our ownership interest in the Pebble Project.

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Management's Discussion and Analysis Three and six months ended June 30, 2026

There is also no assurance that Northern Dynasty will be successful in securing any long-term project financing utilizing conventional asset level financing, debt, royalty, and alternative financing options, such as stream financing. Any project debt financing that the Company may obtain in the future will require future repayments of principal and interest from cash flows generated by the Pebble Project. Likewise, any potential sale of royalty interests in minerals produced from the Pebble Project would require future payments of royalties from cash flows generated by the Pebble Project. If Northern Dynasty enters into any streaming arrangements for the Pebble Project, it is anticipated that it would be required to sell minerals produced from the Pebble Project at preferential rates as consideration for up-front funding provided by the party providing the stream financing. As a result, any of these financing options are anticipated to impact on the cash flows from the Pebble Project that would be available to the Company should the Pebble Project proceed to development. The Company’s board of directors has not made any determination as to whether to proceed with any of the above forms of financing and there is no assurance that these financing options will be available to advance development of the Pebble Project.

1.15.6 Qualified Persons

Stephen Hodgson, P.Eng., a qualified person who is not independent of Northern Dynasty, has reviewed and approved the scientific and technical information in this MD&A.

1.15.7 U.S. Securities Matters

The Company is a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the Multi-Jurisdictional Disclosure System between Canada and the United States, and to provide disclosure on our mineral properties, including the Pebble project, in accordance with NI 43‐101 disclosure standards and CIM Definition Standards. For this reason, information contained in this MD&A in respect of the Pebble project may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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